SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
1/1/2013 to 03/31/2013	7
1/1/2012 to 03/31/2012	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
1/1/2013 to 03/31/2013	15
1/1/2012 to 03/31/2012	16
Statement of Value Added	17
Comments on the Company’s Consolidated Performance	18
Notes to the Financial Statements	29
Reports and Statements
Unqualified Independent Auditors’ Review Report	105

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 03/31/2013
Paid-in Capital
Common	1,457,970,108
Preferred	0
Total	1,457,970,108
Treasury Shares
Common	0
Preferred	0
Total	0

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Parent Company Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 3/31/2013	YTD Previous Year 12/31/2012
1	Total assets	46,709,581	46,925,534
1.01	Current assets	8,005,202	8,386,446
1.01.01	Cash and cash equivalents	2,568,908	2,995,757
1.01.03	Trade receivables	2,169,665	2,032,431
1.01.04	Inventories	2,703,999	2,704,302
1.01.08	Other current assets	562,630	653,956
1.02	Non-current assets	38,704,379	38,539,088
1.02.01	Long-term receivables	3,987,156	3,526,732
1.02.01.06	Deferred taxes	2,184,991	1,869,775
1.02.01.09	Other non-current assets	1,802,165	1,656,957
1.02.02	Investments	22,842,004	23,356,506
1.02.03	Property, plant and equipment	11,856,487	11,636,182
1.02.04	Intangible assets	18,732	19,668

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Parent Company Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 3/31/2013	YTD Previous Year 12/31/2012
2	Total liabilities and shareholders' equity	46,709,581	46,925,534
2.01	Current liabilities	7,151,562	5,700,760
2.01.01	Payroll and related taxes	127,325	130,014
2.01.02	Trade payables	1,280,802	1,193,726
2.01.03	Taxes payable	169,594	118,365
2.01.04	Borrowings and financing	3,675,018	2,621,503
2.01.05	Other payables	1,634,552	1,383,179
2.01.06	Provisions	264,271	253,973
2.01.06.01	Provision for tax, social security, labor and civil risks	264,271	253,973
2.02	Non-current liabilities	31,771,779	32,607,877
2.02.01	Borrowings and financing	20,593,354	21,518,489
2.02.02	Other payables	9,012,459	8,927,096
2.02.04	Provisions	2,165,966	2,162,292
2.02.04.01	Provision for tax, social security, labor and civil risks	347,429	344,951
2.02.04.02	Other provisions	1,818,537	1,817,341
2.02.04.02.03	Provisions for environmental liabilities and asset decommissioning	408,400	400,487
2.02.04.02.04	Employee Benefits	565,556	565,556
2.02.04.02.05	Provision for losses on investments	844,581	851,298
2.03	Shareholders’ equity	7,786,240	8,616,897
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	3,130,543	3,690,543
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.02	Statutory reserve	2,794,353	2,794,353
2.03.04.08	Additional dividends and interest on capital proposed		560,000
2.03.05	Retained earnings/accumulated losses	27,326
2.03.08	Other comprehensive income	88,341	386,324

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Parent Company Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 1/1/2013 to 3/31/2013	YTD Current Year 1/1/2012 to 3/31/2012
3.01	Net revenue from sales and/or services	2,853,215	2,409,456
3.02	Cost of sales and/or services	-2,205,276	-1,887,154
3.03	Gross profit	647,939	522,302
3.04	Operating expenses/income	-372,878	-25,660
3.04.01	Selling expenses	-109,267	-68,204
3.04.02	General and administrative expenses	-76,129	-77,351
3.04.04	Other operating income	3,518	27,929
3.04.05	Other operating expenses	-78,527	-95,600
3.04.06	Share of profits (losses) of investees	-112,473	187,566
3.05	Profit before finance income (costs) and taxes	275,061	496,642
3.06	Finance income (costs)	-465,239	-501,229
3.06.01	Finance income	25,033	46,787
3.06.02	Finance costs	-490,272	-548,016
3.06.02.01	Net exchange gains (losses) on financial instruments	116,213	176,646
3.06.02.02	Finance costs	-606,485	-724,662
3.07	Loss before taxes on income	-190,178	-4,587
3.08	Income tax and social contribution	217,504	115,281
3.09	Profit from continuing operations	27,326	110,694
3.11	Profit for the period	27,326	110,694
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.01874	0.07592
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.01874	0.07592

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Parent Company Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 1/1/2013 to 3/31/2013	YTD Current Year 1/1/2012 to 3/31/2012
4.01	Profit for the period	27,326	110,694
4.02	Other comprehensive income	-297,983	230,187
4.02.01	Cumulative translation adjustments for the period	-43,239	-30,022
4.02.03	Available-for-sale assets, net of taxes	-254,744	260,209
4.03	Comprehensive income for the period	-270,657	340,881

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 01/01/2013 to 3/31/2013	YTD Previous Year 01/01/2012 to 12/31/2012
6.01	Net cash generated by (used in) operating activities	64,520	-382,601
6.01.01	Cash generated from operations	597,942	546,209
6.01.01.01	Profit for the period	27,326	110,694
6.01.01.02	Accrued charges on borrowings and financing	562,367	648,814
6.01.01.04	Depreciation/ depletion / amortization	236,615	221,585
6.01.01.05	Share of profits of investees	112,473	-187,566
6.01.01.06	Deferred income tax and social contribution	-217,504	-115,281
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	12,909	12,724
6.01.01.08	Inflation adjustment and exchange differences, net	-111,209	-176,646
6.01.01.09	Gain on derivative transactions	1,197	3,519
6.01.01.14	Other provisions	-26,502	28,366
6.01.02	Changes in assets and liabilities	-533,422	-928,810
6.01.02.01	Trade receivables - third parties	-82,148	-6,493
6.01.02.02	Receivables from related parties	-97,255	-356,833
6.01.02.03	Inventories	79,918	55,276
6.01.02.05	Recoverable taxes	20,113	17,826
6.01.02.06	Judicial deposits	8,296	-2,606
6.01.02.07	Dividends received from subsidiaries	870	15,655
6.01.02.09	Trade payables	-107,040	-51,380
6.01.02.10	Payroll and related taxes	23,808	20,676
6.01.02.11	Taxes	5,847	18,766
6.01.02.12	Taxes in installments - REFIS	-25,893	-95,480
6.01.02.13	Payables to related parties	-1,183	1,067
6.01.02.14	Tax, social security, labor, civil and environmental liabilities	412	370
6.01.02.15	Interest paid	-339,791	-526,719
6.01.02.16	Interest received - related parties	2,203
6.01.02.17	Interest on swap paid	-1,050	-3,817
6.01.02.18	Other liabilities	-20,529	-18,118
6.02	Net cash used in investing activities	-440,840	-647,537
6.02.01	Investments/advances for future capital increase	-15,942	-258,542
6.02.02	Purchase of property, plant and equipment	-279,829	-369,530
6.02.04	Purchase of intangible assets	-12
6.02.05	Related parties loans	-159,367	-19,465
6.02.06	Receipt of intercompany loans	14,310
6.03	Net cash generated by (used in) financing activities	-56,422	59,717
6.03.01	Borrowings and financing raised	350,078	939,181
6.03.03	Amortization of borrowings	-87,649	-851,188
6.03.04	Amortization of related parties borrowings	-18,909	-28,262
6.03.05	Dividends and interest on capital paid	-299,942	-14
6.04	Exchange differences on translating cash and cash equivalents	5,893	79
6.05	Decrease in cash and equivalents	-426,849	-970,342
6.05.01	Cash and cash equivalents at the beginning of the period	2,995,757	2,073,244
6.05.02	Cash and cash equivalents at the end of the period	2,568,908	1,102,902

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2013 to 03/31/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	4,540,000	30	3,690,543		386,324	8,616,897
5.03	Adjusted opening balances	4,540,000	30	3,690,543		386,324	8,616,897
5.04	Capital transactions with shareholders			-560,000			-560,000
5.04.08	Approval of prior year’s proposed dividends			-560,000			-560,000
5.05	Total comprehensive income				27,326	-297,983	-270,657
5.05.01	Profit for the year				27,326		27,326
5.05.02	Other comprehensive income					-297,983	-297,983
5.05.02.04	Cumulative translation adjustments for the period					-43,239	-43,239
5.05.02.06	Available-for-sale financial assets, net of taxes					-254,744	-254,744
5.07	Closing balances	4,540,000	30	3,130,543	27,326	88,341	7,786,240

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2012 to 03/31/2012
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821
5.03	Adjusted opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821
5.04	Capital transactions with shareholders				-118,190		-118,190
5.04.07	Interest on capital				-118,190		-118,190
5.05	Total comprehensive income				110,694	230,187	340,881
5.05.01	Profit for the year				110,694		110,694
5.05.02	Other comprehensive income					230,187	230,187
5.05.02.04	Cumulative translation adjustments for the period					-30,022	-30,022
5.05.02.09	Available-for-sale assets, net of taxes					260,209	260,209
5.07	Closing balances	1,680,947	30	7,671,620	-7,496	-1,136,589	8,208,512

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Parent Company Statements / Statement of Value Added
(R$ thousand)

Code	Description	YTD Current year 1/1/2013 to 03/31/2012	YTD Previous year 1/1/2012 to 03/31/2012
7.01	Revenues	3,591,649	3,056,052
7.01.01	Sales of products and services	3,540,704	3,052,345
7.01.02	Other revenues/(expenses)	46,088
7.01.04	Allowance for doubtful debts	4,857	3,707
7.02	Raw materials acquired from third parties	-2,402,536	-1,971,952
7.02.01	Costs of sales and services	-2,109,794	-1,760,504
7.02.02	Materials, eletric power, outside services and other	-292,742	-204,933
7.02.03	Impairment of assets		-6,515
7.03	Gross value added	1,189,113	1,084,100
7.04	Retentions	-236,615	-221,585
7.04.01	Depreciation, amortization and depletion	-236,615	-221,585
7.05	Wealth created	952,498	862,515
7.06	Value added received as transfer	-112,630	233,806
7.06.01	Share of profits of subsidiaries	-112,473	187,566
7.06.02	Finance income/exchange gains	25,033	46,787
7.06.03	Other	-25,190	-547
7.07	Wealth for distribution	839,868	1,096,321
7.08	Wealth distributed	839,868	1,096,321
7.08.01	Personnel	250,808	249,276
7.08.01.01	Salaries and wages	194,351	187,175
7.08.01.02	Benefits	41,909	39,809
7.08.01.03	Severance pay fund (FGTS)	14,548	22,292
7.08.02	Taxes, Fees and Contributions	93,909	187,727
7.08.02.01	Federal	55,623	122,183
7.08.02.02	State	33,178	56,998
7.08.02.03	Municipal	5,108	8,546
7.08.03	Lenders and lessors	467,825	548,624
7.08.03.01	Interest	606,310	773,287
7.08.03.02	Leases	2,941	991
7.08.03.03	Other	-141,426	-225,654
7.08.04	Shareholders	27,326	110,694
7.08.04.01	Interest on capital		118,190
7.08.04.03	(Accumulated losses)/Retained earningsfor the year	27,326	-7,496

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 3/31/2013	YTD Previous Year 12/31/2012
1	Total assets	52,712,029	53,283,269
1.01	Current assets	18,120,456	19,098,586
1.01.01	Cash and cash equivalents	11,332,139	11,891,821
1.01.03	Trade receivables	2,514,625	2,661,417
1.01.04	Inventories	3,386,368	3,393,193
1.01.08	Other current assets	887,324	1,152,155
1.02	Non-current assets	34,591,573	34,184,683
1.02.01	Long-term receivables	4,234,557	3,920,971
1.02.01.02	Investments measured at amortized cost	118,648	116,753
1.02.01.06	Deferred taxes	2,521,107	2,177,079
1.02.01.09	Other non-current assets	1,594,802	1,627,139
1.02.02	Investments	10,588,232	10,839,787
1.02.03	Property, plant and equipment	18,890,009	18,519,064
1.02.04	Intangible assets	878,775	904,861

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Consolidated Financial Statements / Balance Sheet - Liabilities
(R$ thousand)

Code	Description	Current Quarter 3/31/2013	YTD Previous Year 12/31/2012
2	Total liabilities and shareholders' equity	52,712,029	53,283,269
2.01	Current liabilities	7,039,603	6,550,899
2.01.01	Payroll and related taxes	191,818	184,963
2.01.02	Trade payables	1,827,730	2,025,461
2.01.03	Taxes payable	332,130	272,766
2.01.04	Borrowings and financing	2,665,999	2,169,122
2.01.05	Other payables	1,697,039	1,582,040
2.01.06	Provisions	324,887	316,547
2.01.06.01	Provision for tax, social security, labor and civil risks	324,887	316,547
2.02	Non-current liabilities	37,501,229	37,724,857
2.02.01	Borrowings and financing	26,784,462	27,135,582
2.02.02	Other payables	9,128,736	9,009,049
2.02.03	Deferred taxes	222,893	238,241
2.02.04	Provisions	1,365,138	1,341,985
2.02.04.01	Provision for tax, social security, labor and civil risks	386,812	371,697
2.02.04.02	Other provisions	978,326	970,288
2.02.04.02.03	Provisions for environmental liabilities and asset decommissioning	412,735	404,697
2.02.04.02.04	Employee Benefits	565,591	565,591
2.03	Shareholders’ equity	8,171,197	9,007,513
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	3,130,543	3,690,543
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.02	Statutory reserve	2,794,353	2,794,353
2.03.04.08	Additional dividends and interest on capital proposed	-	560,000
2.03.05	Retained earnings/accumulated losses	27,326	-
2.03.08	Other comprehensive income	88,341	386,324
2.03.09	Non-controlling interests	384,957	390,616

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 1/1/2013 to 3/31/2013	YTD Current Year 1/1/2012 to 3/31/2012
3.01	Net revenue from sales and/or services	3,641,983	3,435,484
3.02	Cost of sales and/or services	-2,851,577	-2,424,308
3.03	Gross profit	790,406	1,011,176
3.04	Operating expenses/income	-388,785	-312,005
3.04.01	Selling expenses	-201,250	-132,345
3.04.02	General and administrative expenses	-109,586	-106,674
3.04.04	Other operating income	4,256	5,470
3.04.05	Other operating expenses	-98,900	-114,248
3.04.06	Share of profits (losses) of investees	16,695	35,792
3.05	Profit before finance income (costs) and taxes	401,621	699,171
3.06	Finance income (costs)	-527,283	-638,664
3.06.01	Finance income	37,820	97,365
3.06.02	Finance costs	-565,103	-736,029
3.06.02.01	Net exchange gains (losses) on financial instruments	-28,685	-65,006
3.06.02.02	Finance costs	-536,418	-671,023
3.07	(Loss) profit before taxes on income	-125,662	60,507
3.08	Income tax and social contribution	141,978	32,128
3.09	Profit from continuing operations	16,316	92,635
3.11	Consolidated profit for the period	16,316	92,635
3.11.01	Attributed to owners of the Company	27,326	110,694
3.11.02	Attributed to non-controlling interests	-11,010	-18,059
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.01874	0.07592
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.01874	0.07592

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 1/1/2013 to 3/31/2013	YTD Current Year 1/1/2012 to 3/31/2012
4.01	Profit for the period	16,316	92,635
4.02	Other comprehensive income	-297,983	230,187
4.02.01	Cumulative translation adjustments for the period	-43,239	-30,022
4.02.03	Available-for-sale assets, net of taxes	-254,744	260,209
4.03	Comprehensive income for the period	-281,667	322,822
4,03.01	Attributed to owners of the Company	-270,657	340,881
4,03.02	Attributed to non-controlling interests	-11,010	-18,059

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 01/01/2013 to 3/31/2013	YTD Previous Year 01/01/2012 to 12/31/2012
6.01	Net cash generated by operating activities	-215,773	-6,678
6.01.01	Cash generated from operations	476,061	649,917
6.01.01.01	Profit for the period	16,316	92,635
6.01.01.02	Accrued charges on borrowings and financing	479,972	583,291
6.01.01.03	Depreciation/ depletion / amortization	294,273	254,663
6.01.01.04	Share of profits of subsidiaries	-16,695	-35,792
6.01.01.05	Deferred income tax and social contribution	-219,813	-112,812
6.01.01.06	Provisions for tax, social security, labor, civil and environmental risks	10,845	12,246
6.01.01.07	Inflation adjustment and exchange gains (losses), net	-135,767	-204,206
6.01.01.08	Gain on derivative transactions	-5,870	21,795
6.01.01.09	Residual value of writen-off long-lived assets	1,832	685
6.01.01.12	Other provisions	50,968	37,412
6.01.02	Changes in assets and liabilities	-691,834	-656,595
6.01.02.01	Trade receivables	101,032	-41,133
6.01.02.02	Inventories	-114,993	168,859
6.01.02.03	Receivables from related parties	89,316	-204,179
6.01.02.04	Recoverable Taxes	-19,924	20,093
6.01.02.05	Judicial deposits	7,624	-4,905
6.01.02.07	Trade payables	-224,050	56,541
6.01.02.08	Payroll and related taxes	36,962	21,892
6.01.02.09	Taxes	-10,553	90,545
6.01.02.10	Taxes in installments - REFIS	-25,921	-95,696
6.01.02.11	Payables to related parties	-1,232	2,542
6.01.02.12	Tax, social security, labor, civil and environmental liabilities	13,280	-430
6.01.02.13	Interest paid	-511,146	-604,874
6.01.02.14	Interest on swap paid	-1,219	-29,356
6.01.02.15	Other liabilities	-31,010	-36,494
6.02	Net cash used in investing activities	-233,055	-1,261,953
6.02.01	Investments		-60,206
6.02.02	Purchase of property, plant and equipment	-440,442	-793,903
6.02.03	Cash from acquisition of subsidiaries		14,880
6.02.04	Receipt/payment in derivative transactions	207,417	-121,707
6.02.05	Acquisition of subsidiaries		-300,545
6.02.06	Purchase of intangible assets	-30	-472
6.03	Net cash used in financing activities	-49,453	-71,809
6.03.01	Borrowings and financing raised	349,329	1,601,181
6.03.02	Amortization of borrowings	-104,264	-866,039
6.03.03	Amortization of principal - acquisition of subsidiaries		-806,937
6.03.04	Dividends and interest on capital paid	-299,942	-14
6.03.05	Capital contribution by non-controlling shareholders	5,424
6.04	Exchange differences on translating cash and cash equivalents	-61,401	-23,774
6.05	Decrease in cash and equivalents	-559,682	-1,364,214
6.05.01	Cash and cash equivalents at the beginning of the period	11,891,821	13,440,690
6.05.02	Cash and cash at the end of the period	11,332,139	12,076,476

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Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2013 to 03/31/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	3,690,543		386,324	8,616,897	390,616	9,007,513
5.03	Adjusted opening balances	4,540,000	30	3,690,543		386,324	8,616,897	390,616	9,007,513
5.04	Capital transactions with shareholders			-560,000			-560,000		-560,000
5.04.08	Approval of prior year’s proposed dividends			-560,000			-560,000		-560,000
5.05	Total comprehensive income				27,326	-297,983	-270,657	-11,010	-281,667
5.05.01	Profit for the year				27,326		27,236	-11,010	16,316
5.05.02	Other comprehensive income					-297,983	-297,983		-297,983
5.05.02.04	Cumulative translation adjustments for the period					-43,239	-43,239		-43,239
5.05.02.06	Available-for-sale financial assets, net of taxes					-254,744	-254,744		-254,744
5.06	Internal changes in shareholders' equity							5,351	5,351
5.06.04	Non-controlling interests in subsidiaries							5,351	5,351
5.07	Closing balances	4,540,000	30	3,130,543	27,326	88,341	7,786,240	384,957	8,171,197

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Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2012 to 03/31/2012
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821	431,349	8,417,170
5.03	Adjusted opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821	431,349	8,417,170
5.04	Capital transactions with shareholders				-118,190		-118,190		-118,190
5.04.07	Interest on capital				-118,190		-118,190		-118,190
5.05	Total comprehensive income				110,694	230,187	340,881	-18,059	322,822
5.05.01	Profit for the year				110,694	-30,022	110,694	-18,059	92,635
5.05.02	Other comprehensive income					260,209	230,187		230,187
5.05.02.04	Cumulative translation adjustments for the period						-30,022		-30,022
5.05.02.09	Available-for-sale financial assets, net of taxes						260,209		260,209
5.06	Internal changes in shareholders' equity							2	2
5.06.04	Non-controlling interests in subsidiaries							2	2
5.07	Closing balances	1,680,947	30	7,671,620	-7,496	-1,136,589	8,208,512	413,292	8,621,804

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Consolidated Financial Statements / Statement of Value Added
(R$ thousand)

Code	Description	YTD Current year 1/1/2013 to 03/31/2012	YTD Previous year 1/1/2012 to 03/31/2012
7.01	Revenues	4,451,468	4,164,086
7.01.01	Sales of products and services	4,401,707	4,155,912
7.01.02	Other revenues/(expenses)	44,918	2,975
7.01.04	Allowance for doubtful debts	4,843	5,199
7.02	Raw materials acquired from third parties	-3,011,736	-2,524,210
7.02.01	Costs of sales and services	-2,589,917	-2,189,385
7.02.02	Materials, eletric power, outside services and other	-421,940	-327,625
7.02.03	Impairment of assets	121	-7,200
7.03	Gross value added	1,439,732	1,639,876
7.04	Retentions	-294,273	-254,663
7.04.01	Depreciation, amortization and depletion	-294,273	-254,663
7.05	Wealth created	1,145,459	1,385,213
7.06	Value added received as transfer	-512,269	-376,728
7.06.01	Share of profits of subsidiaries	16,695	35,792
7.06.02	Finance income/exchange gains	37,820	97,365
7.06.03	Other	-566,784	-509,885
7.07	Wealth for distribution	633,190	1,008,485
7.08	Wealth distributed	633,190	1,008,485
7.08.01	Personnel	357,754	332,301
7.08.01.01	Salaries and wages	285,134	261,556
7.08.01.02	Benefits	54,543	46,418
7.08.01.03	Severance pay fund (FGTS)	18,077	24,327
7.08.02	Taxes, Fees and Contributions	256,837	359,735
7.08.02.01	Federal	161,528	248,912
7.08.02.02	State	87,255	100,279
7.08.02.03	Municipal	8,084	10,544
7.08.03	Lenders and lessors	2,283	223,814
7.08.03.01	Interest	528,004	688,887
7.08.03.02	Leases	4,159	2,020
7.08.03.03	Other	-529,880	-467,093
7.08.04	Shareholders	16,316	92,635
7.08.04.01	Interest on capital	0	118,190
7.08.04.03	(Accumulated losses)/Retained earningsfor the year	27,326	-7,496
7.08.04.04	Non-controlling interests	-11,010	-18,059

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Economic Scenario

The outlook for global economic activity is one of moderate and volatile growth, pushed by the emerging nations. The United States continues to stand out among the mature economies and should record growth similar to that in 2012. In March, the global manufacturing Purchasing Managers Index (PMI) moved up for the third consecutive month, reaching 51.2 points, versus 50.9 in February.

According to the figures released in April, the IMF expects global growth of 3.3% in 2013, slightly higher than the 3.2% recorded last year.

USA

U.S. GDP grew by an annualized 2.5% in 1Q13, versus 0.4% in 4Q12. According to the FED, industrial production recorded annualized growth of 5.0% at the end of the first quarter, the highest figure since 1Q12, accompanied by capacity utilization  of 78.5%. The manufacturing PMI recorded 51.3 points in March, moving up for the fourth consecutive month.

Thanks to controlled inflation, the FED is able to maintain its policy of stimulating the economy by keeping interest rates down, projecting for 2013 GDP growth between 2.3% and 2.8%.

Europe

Eurozone GDP is expected to shrink in 2013, not only in the peripheral nations but also in the central ones, despite moderate growth forecasted for certain countries, such as Germany. The European Central Bank expects a decline on GDP between 0.1% and 0.9% for the year as a whole, albeit with a gradual recovery in economic activity in the second half, driven by improved exports, although domestic demand is likely to remain sluggish.

The manufacturing industry continued to fall in March with deteriorating business conditions, and the manufacturing PMI recording 46.8 points, the lowest level in three months, remaining below expansion since August 2011.

Eurozone unemployment averaged 12.1% in March, in line with February’s figure, equivalent to 19 million people out of work. Greece and Spain recorded the highest rate, around 27%, versus 5.4% in Germany.

In the UK, first-quarter GDP edged up by 0.3% over 4Q12, when it dipped by the same amount. Annualized inflation remained at 2.8% in March, the highest figure since May 2012, and the Bank of England expects inflation to reach 3% in 2013, remaining above the target of 2% until the beginning of 2016.

Asia

In China, positive highlights were manufacturing PMI, which stood at 51.6 points in March, higher than the 50.4 points in February and the fifth consecutive monthly upturn, together with industrial output and retail sales, which climbed in 1Q13 by 9.5% and 10.3% in relation to the same period in 2012.

Despite the favorable figures, the growth of the Chinese economy presents signs of a slight slowdown. First-quarter GDP moved up by 7.7% over 1Q12, less than the year-on-year upturn of 7.9% recorded in 4Q12. For 2013, the country’s Central Bank is maintaining its GDP growth target of 7.5%.

In Japan, some indicators are pointing to an improvement in economic activity. In January, industrial production inched up by 0.3%, while consumer confidence recorded 44.3 points in February, the highest figure since the beginning of 2007. Fueled by the expansionist policy and the recent depreciation of the yen, the recovery of exports had a positive impact on manufacturing PMI, which reached 50.4 points in March, the first expansion since May 2012.

Brazil

For 2013, the Central Bank’s FOCUS report expects GDP growth of 3%, pulled by household consumption, low unemployment and the increase in average real earnings. However, growth is not diffused throughout the entire economy, with highlight for the demand in the services sector.

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First-quarter industrial output grew by 0.8% over the previous three months, while in the last twelve months it recorded a decline of 2.0%.

Inflation measured by the IPCA consumer price index recorded 6.59% in the 12 months through March 2013, exceeding the target of 6.50% set by the Monetary Policy Committee (COPOM). This contributed for the COPOM to raise the Selic base rate to 7.50% at its last meeting in April.

On the foreign exchange front, the real appreciated by 1.5% against the U.S. dollar in 1Q13, closing March at R$2.01/US$, while foreign reserves totaled US$377 billion.

Macroeconomic Projections

	2013	2014
IPCA (%)	5.80	5.80
Commercial dollar (final) – R$	2.01	2.05
SELIC (final - %)	8.25	8.25
GDP (%)	3.00	3.50
Industrial Production (%)	2.53	3.55
Source: FOCUS BACEN Base: May 10, 2013

Adoption of IFRS 10/11

As of January 1, 2013, the Company adopted IFRS 10 – Consolidated Financial Statements, corresponding to CPC 36 (R3) – Demonstrações Financeiras Consolidadas, approved by the CVM in December 2012, and IFRS 11 – Joint Arrangements, corresponding to CPC 19 (R2) - Negócios em Conjunto, approved by the CVM in November 2012. As a result, given that the proportional consolidation method is no longer permitted, the Company has ceased to consolidate its jointly-owned subsidiaries Namisa, MRS Logística and CBSI, and now accounts for them under the equity method. The main impacts are on net revenue, cost of goods sold, gross profit, financial result, equity result and net income. For comparability purposes, the consolidated financial statements for the quarters ended March 31, 2012 and December 31, 2012 were reclassified to reflect this alteration.

Net Revenue

CSN recorded consolidated net revenue of R$3,642 million in 1Q13, 18% down on the R$4,444 million recorded in 4Q12, mainly due to lower iron ore sales.

Cost of Goods Sold (COGS)

In 1Q13, consolidated COGS came to R$2,852 million, 14% less than the R$3,315 million posted in the previous quarter, also mainly due to lower iron ore sales.

Selling, General, Administrative and Other Operating Expenses

SG&A expenses totaled R$311 million in the first quarter, 21% down on the R$395 million recorded in 4Q12, essentially due to lower iron ore freight costs.

In 1Q13, the “Other Operating Expenses” totaled R$95 million, 34% down on the other expenses of R$145 million posted in 4Q12, chiefly due to the reduction in corporate expenses.

EBITDA

The Company uses Adjusted EBITDA to measure the performance of its various segments and their operating cash flow generation capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, equity income and other operating revenue (expenses). However, although it is used to measure segment results, EBITDA is not a measure recognized by Brazilian accounting practices or International Financial Reporting Standards (IFRS), has no standard definition and therefore should not be compared to similar indicators adopted by other companies.

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Adjusted EBITDA considers the Company’s proportional interest in Namisa, MRS Logística and CBSI and is on a comparable basis with the amounts published in 2012.

Adjusted EBITDA totaled R$902 million in 1Q13, 26% down on 4Q12, chiefly due to the contribution from the mining, steel, logistics and energy segments.

The adjusted consolidated EBITDA margin stood at 25% in 1Q13, 2 p.p. less than in 4Q12.

Financial Result and Net Debt

The 1Q13 net financial result was negative by R$527 million, chiefly due to the following factors:

▪ Interest on loans and financing totaling R$480 million;

▪ Expenses of R$6 million with the monetary restatement of tax payment installments;

▪ Monetary and foreign exchange variations of R$31 million, including the result of derivative operations;

▪ Other financial expenses totaling R$48 million.

These negative effects were partially offset by consolidated financial revenue of R$38 million.

Equity Result

The effect of equity result on the Company’s consolidated income statement totaled R$17 million in 1Q13, due to the adoption of IFRS 10 (CPC 36) and IFRS 11 (CPC 19).

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Consolidated Net Income

CSN posted consolidated net income of R$16 million in 1Q13 due to the operating results described above.

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

CSN invested R$509 million in 1Q13, R$280 million of which in the parent company, mostly in the following projects:

✓  Expansion of the Casa de Pedra mine and Itaguaí Port: R$54 million;

✓  Construction of the long steel plant: R$101 million.

The remaining R$229 million went to subsidiaries and joint subsidiaries, as follows:

✓  Transnordestina Logística: R$82 million;

✓  MRS: R$61 million;

✓  Namisa: R$2 million.

Working Capital

Working capital closed 1Q13 at R$1,666 million, R$17 million up on the R$1,649 million recorded at the end of 2012, chiefly due to increased inventories, partially offset by the reduction in accounts receivable. The average inventory turnover period increased by four days, while the average supplier payment and receivables period fell by three days and two days, respectively.

In the last 12 months, working capital fell by R$783 million, basically due to the increase in the suppliers line, thanks to improved payment management and the reduction in accounts receivable.

WORKING CAPITAL (R$ MM)	1Q13	4Q12	1Q12	Change 1Q13 x 4Q12	Change 1Q13 x 1Q12
Assets	4,100	4,040	4,123	60	(23)
Accounts Receivable	1,506	1,646	1,623	(140)	(117)
Inventory (*)	2,583	2,388	2,498	195	85
Advances to Taxes	12	6	2	6	10
Liabilities	2,435	2,392	1,673	43	762
Suppliers	1,881	1,892	1,154	(11)	727
Salaries and Social Contribution	192	185	166	7	27
Taxes Payable	332	273	330	59	2
Advances from Clients	30	41	24	(11)	7
Working Capital	1,666	1,649	2,449	17	(783)

TURNOVER RATIO Average Periods	1Q13	4Q12	1Q12	Change 1Q13 x 4Q12	Change 1Q13 x 1Q12
Receivables	30	32	35	(2)	(5)
Supplier Payment	59	62	43	(3)	16
Inventory Turnover	82	78	94	4	(12)
Cash Conversion Cycle	53	48	86	5	(33)
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

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Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy.  The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy

Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and Packaging)
Metalic
SWT

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments.

Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

Net Revenue by Segment (R$ million)

Adjusted EBITDA by Segment (R$ million)

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R$ million								1Q13
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,947	747	39	225	47	98	(461)	3,642
Domestic Market	2,313	87	39	225	47	98	(218)	2,592
Foreign Market	634	659	-	-	-	-	(243)	1,050
Cost of Goods Sold	(2,456)	(454)	(21)	(171)	(41)	(67)	358	(2,852)
Gross Profit	492	293	19	55	6	30	(103)	790
Selling, General and Administrative Expenses	(158)	(17)	(6)	(22)	(5)	(14)	(89)	(311)
Depreciation	194	51	2	31	4	7	(2)	287
Proportional EBITDA of Jointly Controlled Companies							135	135
Adjusted EBITDA	528	326	15	63	5	24	(59)	902
Adjusted EBITDA Margin	18%	44%	38%	28%	11%	24%		25%

R$ million								4Q12
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,835	1,301	42	271	61	98	(165)	4,444
Domestic Market	2,237	241	42	271	61	98	(95)	2,856
Foreign Market	597	1,060	-	-	-	-	(70)	1,587
Cost of Goods Sold	(2,305)	(769)	(21)	(188)	(47)	(67)	83	(3,315)
Gross Profit	529	532	21	83	13	32	(82)	1,129
Selling, General and Administrative Expenses	(149)	(9)	(5)	(24)	(5)	(16)	(186)	(395)
Depreciation	184	49	2	36	4	7	21	302
Proportional EBITDA of Jointly Controlled Companies							186	186
Adjusted EBITDA	564	572	18	94	12	23	(61)	1,222
Adjusted EBITDA Margin	20%	44%	42%	35%	20%	23%		27%

Steel

Scenario

According to the World Steel Association (WSA) global crude steel production totaled 389 million tonnes in 1Q13, 6% higher than in 4Q12, with China being responsible for 192 million tonnes, 10% up in the same period and a new record.

Existing global capacity use increased from 73% in December 2012 to 79% in March 2013. In this scenario, the WSA expects global apparent steel consumption of 1.45 billion tonnes in 2013, 2.9% more than the year before, with China accounting for 669 million tonnes, 3.5% more than in 2012 and 46% of the total.

According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 8.3 million tonnes in 1Q13, 4% down year-on-year, while rolled flat output totaled 3.6 million tonnes, up by 1%.

Apparent domestic flat steel consumption amounted to 3.2 million tonnes in the first quarter, 4% down on 1Q12. Domestic sales of 2.9 million tonnes moved up by 2%, while imports of 0.4 million tonnes fell by 36%. On the other hand, exports climbed by 73% to 0.5 million tonnes.

The IABr expects domestic sales growth of 7.7% in 2013, fueled by various government measures, and apparent steel consumption of 26.4 million tonnes, 4.3% more than in 2012.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 828,000 units in 1Q13, 12% up on 1Q12, with sales of 830,000 units, up by 1.5%.

In April, the government opted to extend the IPI tax reduction on vehicle sales until the end of 2013, aiming at encouraging consumption. FENABRAVE (the Vehicle Distributors’ Association) expects car and light commercial vehicle sales to increase by 3.0% in 2013, while ANFAVEA estimates growth of between 3.5% and 4.5%.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials increased by 1.7% year-on-year in 1Q13.

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ABRAMAT estimates annual sales growth of 4.5% in 2013, sustained by the policy of encouraging household consumption, the maintenance of employment and earnings levels and increasing investments in infrastructure.

Home Appliances

Sales of white goods between December 2012 and February 2013 increased by an average of 22.6% over the same period the year before, benefiting from the reduction in the IPI tax, which the government is expected to extend until June 2013 in order to maintain sector activity.

Eletros (the Home Appliance and Consumer Electronics Manufacturers’ Association) expects home appliance sales to move up by 9% in 2013.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled 1.0 million tonnes in the first quarter, 5% down on 4Q12 and 3% less than in 1Q12.

Purchases by the associated network reached 1.1 million tonnes in 1Q13, flat over 4Q12 and 1Q12. Inventories closed March at around 1.0 million tonnes, 3% higher than in February, with a turnover of 2.8 months.

INDA expects flat steel sales by distributors to grow by between 5% and 6% in 2013.

Sales Volume

CSN sold 1.6 million tonnes of steel in 1Q13, 3% more than in 4Q12 and a new first-quarter record. Of this total, 77% was sold on the domestic market, 21% by overseas subsidiaries and 2% went to direct exports.

Domestic Sales Volume

Domestic sales totaled 1.2 million tonnes, 2% up on the 4Q12 figure.

Foreign Sales Volume

Foreign sales totaled 362,000 tonnes of steel products in 1Q13, 6% up on the previous quarter. Of this total, the overseas subsidiaries sold 327,000 tonnes, 189,000 of which by SWT. Direct exports came to 35,000 tonnes.

Prices

Net revenue per tonne averaged R$1,867 in 1Q13, 1% higher than the 4Q12 average of R$1,849.

Net Revenue

Net revenue from steel operations totaled R$2,947 million, 4% up on 4Q12, chiefly due to higher sales volume.

Cost of Goods Sold (COGS)

Steel segment COGS stood at R$2.456 million in 1Q13, 7% more than the previous quarter, due to higher sales volume and the use of slabs acquired from third parties.

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$528 million in 1Q13, 6% down on 4Q12, basically due to the factors mentioned above, accompanied by an adjusted EBITDA margin of 18%.

Production

The Presidente Vargas Steelworks (UPV) produced 1.0 million tonnes of crude steel in 1Q13. In the same period, slab purchases from third parties came to 118,000 tonnes and rolled steel output totaled 1.1 million tonnes.

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Production (in thousand t)	1Q13	4Q12	1Q12	Change
				1Q13 x 4Q12	1Q13 x 1Q12
Crude Steel (P. Vargas Mill)	1,047	1,143	1,200	-8%	-13%
Purchased Slabs from Third Parties	118	137	0	-14%
Total Crude Steel	1,165	1,280	1,200	-9%	-3%
Total Rolled Products	1,089	1,257	1,114	-13%	-2%

Production Costs (Parent Company)

In 1Q13, the Presidente Vargas Steelworks’ total production costs came to R$1,671 million, R$47 million less than in 4Q12, with the following variations:

  Raw Materials: reduction of R$21 million, due to the decline in steel production, which reduced raw material consumption;

  Labor: reduction of R$11 million;

•     Other Production Costs:decline of R$9 million;

  Depreciation: reduction of R$6 million.

Mining

Scenario

In 1Q13, the seaborne iron ore market was marked by record steel output in China. Strong iron ore demand by the Chinese steel plants at the beginning of the year, together with reduced seaborne supply helped push up prices. In the first quarter the Platts Fe62% CFR China index averaged US$148.40/dmt, 21% up on the previous three months.

The iron-ore quality premium hovered between US$2.30 and US$2.70/dmt per 1% of Fe content, while freight costs on the Tubarão/Qingdao route averaged US$17.81/wmt.

In 1Q13, Brazilian exports accounted for 27.5% of the seaborne market, totaling 68 million tonnes, 30.3% less than in the previous three months.

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Iron Ore Sales

In 1Q13, sales of finished iron ore products totaled 4.1 million tonnes, 35% less than in the previous quarter, all of which was sold abroad. Of this total, 2.2 million tonnes were sold by Namisa1.

Considering CSN’s 60% interest in Namisa, consolidated iron ore sales came to 3.3 million tonnes, 43% down on 4Q12.

The Company’s own consumption stood at 1.3 million tonnes.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations totaled R$747 million in 1Q13, 43% less than in 4Q12, due to the reduction in sales volume, partially offset by the upturn in iron ore prices.

Cost of Goods Sold (COGS)

Mining COGS came to R$454 million in 1Q13, 41% down on 4Q12, chiefly due to the reduction in sales volume.

Adjusted EBITDA

Adjusted first-quarter EBITDA came to R$326 million, accompanied by an adjusted EBITDA margin of 44%, identical to the 4Q12 figure.

Logistics

Scenario

Railway Logistics

According to the ANTF (National Rail Transport Association), Brazil’s rail network transported 481 million tonnes of cargo in 2012, 6 million more than in 2011. The concessionaires invested around R$4.9 billion in the rail system throughout the year, 6.6% up on the year before.

For the next three years, the ANTF expects cargo volume to move up by 24.7%, equivalent to 600 million tonnes, with investments of around R$16 billion.

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled around 904 million tonnes gross in 2012, 2% up on the previous year.

Bulk solids totaled 554 million tonnes, 2% more than in 2011, while container handling came to 8.2 million TEUs1, growth of 4%.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Analysis of Results

Railway Logistics

In 1Q13, net revenue from railway logistics totaled R$225 million, COGS stood at R$171 million and adjusted EBITDA came to R$63 million, with an adjusted EBITDA margin of 28%.

Port Logistics

In 1Q13, net revenue from port logistics came to R$39 million, COGS totaled R$21 million and adjusted EBITDA stood at R$15 million, accompanied by an adjusted EBITDA margin of 38%.

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Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 16 million tonnes in 1Q13, 1.9% down on 1Q12. LTM sales through March 2013 totaled 68 million tonnes, 3.3% more than in the previous 12-month period.

Analysis of Results

In 1Q13, cement sales totaled 456,000 tonnes, net revenue came to R$98 million, COGS amounted to R$67 million and adjusted EBITDA stood at R$24 million, with a margin of 24%.

Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption grew by 2.5% year-on-year in 1Q13, led by the residential and commercial segments, which recorded respective growth of 6.6% and 6.1%. Industrial consumption, however, fell by 2.4%.

In the 12 months through March 2013, consumption  increased by 3.2% over the previous 12-month period, with growth of 7.8% and 5.8% in the commercial and residential segments, respectively, and a 1.2% decline in the industrial segment.

Analysis of Results

In 1Q13, net revenue from energy sales amounted to R$47 million, COGS totaled R$41 million and adjusted EBITDA came to R$5 million, accompanied by an adjusted EBITDA margin of 11%.

Capital Market

CSN’s shares depreciated by 26% in 1Q13, versus the Ibovespa’s 8% decline in the same period. On the NYSE, CSN’s ADRs fell by 23%, while the Dow Jones climbed by 11%.

Daily traded volume in CSN’s shares on the BM&FBovespa averaged R$59.1 million in 1Q13, 7% more than the R$55.3 million recorded in 4Q12. On the NYSE, daily traded volume in CSN’s ADRs averaged US$27.6 million, 24% down on the previous quarter’s average of US$36.2 million.

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Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	1Q13	4Q12
N# of shares	1,457,970,108	1,457,970,108
Market Capitalization
Closing price (R$/share)	8.76	11.86
Closing price (US$/share)	4.48	5.81
Market Capitalization (R$ million)	12,779	17,292
Market Capitalization (US$ million)	6,532	8,464
Total return including dividends and interest on equity
CSNA3 (%)	-26%	4%
SID (%)	-23%	3%
Ibovespa	-8%	3%
Dow Jones	11%	-2%
Volume
Average daily (thousand shares)	5,526	4,958
Average daily (R$ Thousand)	59,109	55,292
Average daily (thousand ADRs)	5,175	6,746
Average daily (US$ Thousand)	27,592	36,171
Source: Economática

Shareholder Payments

The Annual Shareholders’ Meeting of April 30, 2013 ratified the payment of dividends totaling R$300 million, paid on January 7, 2013, and interest on equity totaling R$560 million, R$123 million of which paid in April 2013.

(Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and jointly controlled entities collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and the New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•       Cement:

CSN entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arches drive in the State of Minas Gerais, to supply the needs of UPV and of the cement plant.

•       Logistics

Railroads:

CSN has equity interests in two railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística, which operates the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

Ports:

In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon, the Company operates the Container Terminal (Tecon)  at the Itaguaí Port. Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•       Energy:

As energy is fundamental in its production process, the Company has assets for generation of electric power to guarantee its self-sufficiency.

For further details on the Group's strategic investments and segments, see Note 25 - Business Segment Reporting.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of preparation

The consolidated interim financial statements have been prepared and are being presented in accordance with the Accounting Pronouncements Committee (CPC 21 – Interim Financial Statements and Consolidated Interim Financial Statements) and in accordance with International Accounting Standards (IAS 34 – Interim Financial Reporting) issued by the International Accounting Standards Board (IASB).

The individual interim financial statements have been prepared in accordance with the standards issued by the CPC (Accounting Pronouncements Committee) and the CVM (Brazilian Securities Commission) applicable to the preparation of the financial statements.

The preparation of interim financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in the notes to this report and refer to allowance losses on doubtful debts, allowance for inventories losses, provision for labor, civil, tax, environmental and social security risks, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits.  Actual results may differ from these estimates.

The financial statements are presented in thousands of Brazilian reais (R$). Depending on the applicable IFRS standard, the measurement criterion used in preparing the interim financial statements considers the historical cost, net realizable value, fair value or recoverable amount. When both IFRSs and CPCs include the option between acquisition cost and any other measurement criterion (for example, systematic remeasurement), we used the cost criterion.

The individual and consolidated interim financial statements were approved by the Board of Directors on May 14, 2013.

(b)      Consolidated interim financial statements

The accounting policies have been consistently applied to all consolidated companies.

The consolidated interim financial statements for the period ended March 31, 2013 and the year ended December 31, 2012 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds Diplic, Mugen and Vértice:

•                     Companies

	Equity interests (%)
Companies	3/31/2013	12/31/2012	Main activities

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
International Investment Fund	100.00	100.00	Equity interests and financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Florestal Nacional S.A.	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos S.A.	99.99	99.99	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
Transnordestina Logística S.A.	75.92	76.13	Railroad logistics
FTL - Ferrovia Transnordestina Logística S.A. (1)	99.99	99.99	Railroad logistics

Indirect interest in subsidiaries: full consolidation
CSN Aceros S.A.	100.00	100.00	Equity interests
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Portugal, Unipessoal Lda.	100.00	100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests
Lusosider Aços Planos, S. A.	99.94	99.94	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas	59.17	59.17	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.	58.96	58.96	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	58.98	58.98	Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda.	58.98	58.98	Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda.	58.98	58.98	Production and sale of household appliances and related products
Empresa de Embalagens Metálicas - MTM do Nordeste	58.98	58.98	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	58.98	58.98	Production and sale of cans and related activities
CSN Steel Comercializadora, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Czech Republic s.r.o.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and equity interests

Direct interest in jointly controlled entities: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in jointly controlled entities: equity method
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
MRS Logística S.A.	27.27	27.27	Railroad transportation
Aceros Del Orinoco S.A.	22.73	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Provision of services

Indirect interest in jointly controlled entities: equity method
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Aceros Del Orinoco S.A.	9.08	9.08	Dormant company

Direct interest is associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Steel and equity interests

(1)     New corporate name of TFNE - Transnordestina Ferrovias do Nordeste S.A., changed on February 15, 2013.

•                     Exclusive funds

	Equity interests (%)
Exclusive funds	3/31/2013	12/31/2012	Main activities

Direct interest: full consolidation
DIPLIC - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund

In preparing the consolidated interim financial statements we have adopted the following consolidation procedures:

Unrealized gains on transactions with subsidiaries and jointly controlled entities are eliminated to the extent of CSN’s equity interests in the related entity in the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are indications of impairment. The base date of the interim financial statements of the subsidiaries and jointly controlled entities is the same as that of the Company, and their accounting policies are in line with the policies adopted by the Company.

•                     Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to determine the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Company and are deconsolidated from the date when such control ceases.

•                     Joint controlled entities

Jointly controlled entities are all entities over which the Group holds control shared with one or more other parties.

The investments in jointly controlled entities subsidiaries are accounted for by the equity method and are not consolidated. Some subsidiaries have been qualified as joint operations. See note 3 for further details.

•                     Associates

Associates are all entities over which the Company has significant influence but not control, generally through a shareholding of 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting and are initially recognized at cost.

•                     Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of Company equity. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in shareholders' equity. Gains and losses on disposals to non-controlling interests are also recognized directly in shareholders' equity, in line item “Valuation adjustments to equity”.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(c)      Individual interim financial statements

In the individual interim financial statements, interests in subsidiaries and associates are accounted for under the equity method of accounting. The same adjustments are made both to the individual financial statements and the consolidated interim financial statements. In the case of CSN, the accounting practices adopted in Brazil, applied to the individual financial statements, differ from IFRS applicable to the separate financial statements only with respect to the measurement of investments in subsidiaries and associates by the equity method of accounting, which under IFRSs must be measured at cost or fair value.

(d)      Foreign currencies

i.              Functional and presentation currency

Items included in the interim financial statements of each one of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The consolidated interim financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.             Balances and transactions

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at exchange rates in effect as of March 31, 2013 of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in shareholders' equity as qualifying cash flow hedges and qualifying net investment hedges.

The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of March 31, 2013, US$1 is equivalent to R$2.0138  (R$2.0435  as of December 31, 2012), €1 is equivalent to R$2.5853  (R$2.6954  as of December 31, 2012), and ¥1 is equivalent to R$0.02142 (R$0.02372 as of December 31, 2012).

All other foreign exchange gains and losses, including foreign exchange gains and losses related to loans and cash and cash equivalents, are presented in the income statement as finance income or costs.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences related to changes in amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in shareholders' equity.

Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on non-monetary financial assets, such as investments in shares classified as available-for-sale, are included in comprehensive income in shareholders' equity.

Starting 2012, in view of the changes in operations of the subsidiary Namisa Europe, its functional currency changed from the US dollar to the Brazilian real.

iii.            Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

•         Assets and liabilities in each balance sheet presented have been translated at the exchange rate at the end of the reporting period;

•         Income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates in effect at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates); and

•         All resulting exchange differences are recognized as a separate component in other comprehensive income.

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in shareholders' equity. When a foreign operation is partly disposed of or sold, exchange differences previously recorded in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

(e)      Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Certificates of deposit that can be redeemed at any time without penalties are considered as cash equivalents.

(f)       Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The allowance for on doubtful debts were recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of our legal counsel regarding the collection of these receivables for recognizing the allowance.

(g)      Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished products and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale. Estimated losses for slow-moving or obsolete inventories are recognized when considered appropriate.

Stockpiled inventories are accounted for as processed when removed from the mine.  The cost of finished products comprises all direct costs necessary to transform stockpiled inventories into finished products.

(h)      Investments

Investments in subsidiaries, jointly controlled entities and associates are accounted for under the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating revenue (or expenses) in the individual interim financial statements. In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ shareholders' equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s shareholders' equity, and are only recognized in profit or loss when the investment is disposed of or written off due to impairment loss. Other investments are recognized and maintained at cost or fair value.

When necessary, the accounting policies of subsidiaries and jointly controlled entities are changed to ensure consistency and uniformity of criteria with the policies adopted by the Company.

(i)            Business combination

The acquisition method is used to account for each business combination conducted by the Company. The consideration transferred for acquiring a subsidiary is the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss for the year, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes non-controlling interests in the acquiree according to the proportional non-controlling interest held in the fair value of the acquiree’s new assets (see note 4).

(j)       Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful lives of assets, as mentioned in note 11. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter of the normal useful lives of such assets or the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, reducing the carrying amount of the part that it is replacing if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other costs are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of property, plant and equipment have different useful lives, these components are separately recognized as property, plant and equipment items.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Mineral rights acquired are classified as other assets in property, plant and equipment.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period subsequent development costs are capitalized. Exploration and valuation expenditures include:

•         Research and analysis of exploration area historical data;

•         Topographic, geological, geochemical and geophysical studies;

•         Determine the mineral asset’s volume and quality/grade of deposits;

•         Examine and test the extraction processes and methods;

•         Topographic surveys of transportation and infrastructure needs;

•         Market studies and financial studies.

The costs for the development of new mineral deposits or capacity expansion in mines in operation are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

The development stage includes:

•         Drillings to define the ore body;

•         Access and draining plans;

•         Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material mixed with the ore body).

Stripping costs (the costs associated with the removal of overburdened and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Post-production stripping costs are included in the cost of the inventory produced (that is extracted), at each mine individually during the period that stripping costs are incurred.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that will increase the asset’s useful life and the useful life of which exceeds 12 months.  These parts are classified in property, plant and equipment and not in inventories.

(k)      Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations and/or those internally generated.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis based on the exploration or recovery periods.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the assets and liabilities of the acquiree. Goodwill on acquisitions of subsidiaries is recognized as ‘Intangible assets’ in the consolidated financial statements. In the individual balance sheet, goodwill is included in investments. Negative goodwill is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated useful lives of 1 to 5 years.

(l)       Impairment  of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units, or CGUs). Non-financial assets, except goodwill, that are considered impaired are subsequently reviewed for possible reversal of the impairment at the reporting date.

(m)     Employee benefits

i.     Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement for the periods during which services are provided by employees. Contributions paid in advance are recognized as an asset on condition that either cash reimbursement or reduction in future payments is available. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value.  Any unrecognized costs of past services and the fair values of any plan assets are deducted.  The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid.  The calculation is made annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan.  In calculating the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any Company plan. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

The Company and some of its subsidiaries offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and were calculated using the same accounting method used for defined benefit pension plans. These obligations are annually valued by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized on a straight-line basis over the average period until the benefits become vested. When the benefits become immediately vested, the expense is recognized in profit or loss.

The Company has chosen to recognize all actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income, subsequently transferred to retained earnings or accumulated losses.  If the plan is extinguished, actuarial gains and losses are recognized in profit or loss.

The other changes required by IAS 19 (revised) (CPC 33 R1) will be disclosed in the financial statements for the year ended December 31, 2013, when the actuarial report prepared by an independent actuary will be updated.

ii.    Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

(n)      Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle a present obligation, and (iii) the amount can be reliably measured. Provisions are determined discounting the expected future cash flows based on a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the specific risks of the liability.

(o)      Concessions

The Company has government concessions and their payments are classified as operating leases.

(p)      Issued capital

Common shares are classified in shareholders' equity.

Incremental costs directly attributable to the issue of new shares or options are shown in shareholders' equity as a deduction from the proceeds, net of taxes.

When any Group company buys Company shares (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from shareholders' equity attributable to owners of the Company until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in shareholders' equity attributable to owners of the Company.

(q)      Revenue recognition

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the consideration received or receivable. Revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs and possible return of goods can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized. Revenue from services provided is recognized as it is realized.

The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of term of the contract.

(r)       Finance income and finance costs

Finance income includes interest income from funds invested (including available-for-sale financial assets), dividend income (except for dividends received from investees accounted for under the equity method in Company), gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established. Distributions received from investees accounted for under the equity method reduce the investment value.

Finance costs comprise interest expenses on borrowings, net of the discount to present value of the provisions, dividends on preferred shares classified as liabilities, losses in the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

(s)      Income tax and social contribution

Current and deferred income tax and social contribution are calculated based on the tax laws enacted or substantially enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions assumed in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Company recognizes provisions, when appropriate, based on the estimated payments to tax authorities.

The income tax and social contribution expense comprises current and deferred taxes.  The current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in shareholders' equity.

Current tax is the expected tax payable or receivable on taxable profit or loss for the year at tax rates that have been enacted or substantially enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect either the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and controlled entities when it is probable that they will not reverse in the foreseeable future. Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting in the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the end of the reporting period.

Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there are amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and deductible temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized.

Deferred income tax and social contribution assets are reviewed at the end of each reporting period and reduced to the extent that their realization is no longer probable.

(t)       Earnings per share

Basic earnings per share are calculated by means of the profit/loss for the year attributable to owners of the Company and the weighted average number of common shares outstanding in the related period. Diluted earnings per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Company does not have any instruments potentially convertible into shares and, accordingly, diluted earnings per share are equal to basic earnings per share.

(u)      Environmental and restoration costs

The Company recognizes a provision for the costs of recovery of areas and fines when a loss is probable and the amounts of the related costs can be reliably measured. Generally, the period for providing for the amount to be used in recovery coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Company and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

(v)      Research and development

All these costs are recognized in the income statement when incurred, except when they meet the criteria for capitalization. Research and development expenditures recognized as expense for the period ended March 31, 2013, amounted to R$1,592 (R$1,342 at March 31, 2012).

(w)     Financial instruments

i)              Financial assets

Financial assets are classified into the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for- sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

•         Financial assets measured at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, accordingly, are classified in this category unless they have been designed as cash flow hedging instruments. Assets in this category are classified in current assets.

•         Loans and receivables

This category includes loans and receivables that are non-derivative financial assets with fixed or determinable payments not quoted in an active market. They are included in current assets, except those with maturity of more than 12 months after the end of the reporting period (which are classified as non-current assets). Loans and receivables include loans to associates, trade receivables and cash and cash equivalents, except short-term investments. Cash and cash equivalents are recognized at fair value.  Loans and receivables are carried at amortized cost using the effective interest method.

•         Held-to-maturity assets

These are basically financial assets acquired with the positive intent and ability to hold to maturity. Held-to-maturity investments are initially recognized at their value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment loss.

•         Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category. They are included in non-current assets when they are strategic investments of the Company, unless Management intends to dispose of the investment within up to 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

•         Recognition and measurement

Regular purchases and sales of financial assets are recognized at the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at their fair value, plus transaction costs for all financial assets not classified as at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and the transaction costs are charged to the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses resulting from changes in the fair value of financial assets at fair value through profit or loss are presented in the income statement under “finance income” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other finance income when the Company’s right to receive the dividends has been established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences on monetary securities are recognized in profit or loss, while exchange differences on non-monetary securities are recognized in shareholders' equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income and are only recognized in profit or loss when the investment is sold or written off as a loss.

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other finance income when the Company’s right to receive payments has been established.

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and pricing models that make maximum use of market inputs and relies as little as possible on entity-specific inputs.

ii)                              Impairment of financial assets

The Company assesses of the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

•         Assets measured at amortized cost

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria used by CSN to determine whether there is objective evidence of an impairment loss include:

•       significant financial difficulty of the issuer or counterparty;

•       a breach of contract, such as default or delinquency in interest or principal payments;

•       the issuer, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

•       it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•       the disappearance of an active market for that financial asset because of financial difficulties; or

•       observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of such assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

- Adverse changes in the payment status of borrowers in the portfolio;

- National or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed and recognized in the consolidated income statement.

•         Assets classified as available-for-sale

In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment. For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including factors such as:  industry and segment performance, changes in technology, and operating and financial cash flows. If there is any of this evidence of impairment of available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss—is reclassified from shareholders' equity and recognized in the income statement. Impairment losses recognized in the income statement as available-for-sale instruments are not reversed through the income statement.

CSN tested for impairment its available-for-sale investment in Usiminas shares (see note 14).

iii)            Financial liabilities

Financial liabilities are classified into following categories: measured at fair value through profit or loss and other financial liabilities. Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities measured at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading or designated as at fair value through profit or loss.

Derivatives are also classified as trading securities, unless they have been designated as effective hedging instruments.

•       Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest method.

The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures, and trade payables.

•         Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off recognized amounts and the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv)           Derivative instruments and hedging activities

•         Derivatives measured at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “Other gains (losses), net”. Even though the Company uses derivatives for hedging purposes, it does not apply hedge accounting.

•         Foreign exchange gains or losses on translation foreign operations

Gains and losses accumulated in shareholders' equity are included in the income statement when the foreign operation is partially disposed of or sold.

(x)      Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group.  All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to make decisions regarding funds to be allocated to the segment and assessment of its performance, and for which there is distinct financial information available (see Note 25).

(y)           Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received, when they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs the grants are intended to compensate.

The Company has state tax incentives in the North and Northeast regions that are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

(z)           New standards and interpretations issued and not yet adopted

The information on the recently issued accounting standards and interpretations did not change significantly as compared to the one disclosed in note 2 to the financial statements for the year ended December 31, 2012 disclosed on March 28, 2013, except for the applications of IFRSs 10 and 11 described in note 3.

3.     CHANGES IN ACCOUNTING POLICIES

The Company applied, beginning January 1, 2013, IFRS 10 Consolidated Financial Statements, equivalent to CPC 36 (R3) - “Demonstrações Consolidadas” approved by the CVM in December 2012, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities, and IFRS 11 Joint Arrangements, equivalent to CPC 19(R2) - "Negócios em Conjunto" approved by the CVM in November 2012, which requires a new valuation of joint arrangements, focusing on the rights and obligations of the arrangement, instead of its form. IFRS 10 supersedes the consolidation requirements of SIC-12 Consolidation of Special Purpose Entities and IAS 27 Separate and Consolidated Financial Statements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Joint Ventures - Non-Monetary Contributions by Venturers.

Accordingly, as the proportionate consolidation method for entities qualified as joint ventures is no longer allowed, the Company no longer consolidates its jointly controlled entities Nacional Minérios S.A., MRS Logística S.A., and CBSI - Companhia Brasileira de Serviços de Infraestrutura, and started to account for these entities by the equity method of accounting.

For purposes of comparison, the balances as of December 31, 2012 and March 31, 2012 and the opening balance as of January 1, 2012 have been adjusted taking into account said changes in accounting policy, and are being presented for comparative purposes in the notes to the financial statements, as shown below:

i.              Balance sheet as of December 31, 2012

			12/31/2012
	Published balance sheet	Adoption of IFRS 10 and IFRS 11	Adjusted balance sheet

ASSETS
Current assets
Cash and cash equivalents	14,444,875	(2,553,054)	11,891,821
Trade receivables	1,794,566	866,851	2,661,417
Inventories	3,580,025	(186,832)	3,393,193
Other current assets	1,302,479	(150,324)	1,152,155
Total non-current assets	21,121,945	(2,023,359)	19,098,586

Non-current assets
Long-term receivables
Short-term investments	116,753		116,753
Deferred taxes	2,372,501	(195,422)	2,177,079
Other non-current assets	1,648,056	(20,917)	1,627,139
	4,137,310	(216,339)	3,920,971

Investments	2,351,774	8,488,013	10,839,787
Property, plant and equipment	20,408,747	(1,889,683)	18,519,064
Intangible assets	1,275,452	(370,591)	904,861
Total non-current assets	28,173,283	6,011,400	34,184,683

TOTAL ASSETS	49,295,228	3,988,041	53,283,269

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payroll and related taxes	241,291	(56,328)	184,963
Trade payables	1,957,789	67,672	2,025,461
Taxes payable	336,348	(63,582)	272,766
Borrowings and financing	2,295,409	(126,287)	2,169,122
Other payables	1,221,350	360,690	1,582,040
Provisions for tax, social security, labor, civil and environmental risks	355,889	(39,342)	316,547
Total current liabilities	6,408,076	142,823	6,550,899

Non-current liabilities
Borrowings and financing	27,856,350	(720,768)	27,135,582
Other payables	4,388,451	4,620,598	9,009,049
Deferred taxes	284,110	(45,869)	238,241
Provisions for tax, social security, labor, civil and environmental risks	371,697		371,697
Employee Benefits	565,591		565,591
Other provisions	413,440	(8,743)	404,697
Total non-current liabilities	33,879,639	3,845,218	37,724,857

Shareholders’ equity
Issued capital	4,540,000		4,540,000
Reserves	3,690,573		3,690,573
Valuation adjustments to equity	386,324		386,324
Non-controlling interests	390,616		390,616
Total shareholders' equity	9,007,513		9,007,513

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	49,295,228	3,988,041	53,283,269

ii.             Income statement for the period ended March 31, 2012

			3/31/2012
	Published balance sheet	Adoption of IFRS 10 and IFRS 11	Adjusted balance sheet
Net revenue from sales and/or services	3,895,739	(460,255)	3,435,484
Cost of sales and/or services	(2,752,606)	328,298	(2,424,308)
Gross profit	1,143,133	(131,957)	1,011,176
Operating expenses/income	(426,884)	114,879	(312,005)
Selling expenses	(180,995)	48,650	(132,345)
General and administrative expenses	(133,812)	27,138	(106,674)
Share of profits (losses) of investees		35,792	35,792
Other operating income (expenses), net	(112,077)	3,299	(108,778)
Operating profit before finance income (costs)	716,249	(17,078)	699,171
Finance income (costs), net	(628,161)	(10,503)	(638,664)
Profit before income tax and social contribution	88,088	(27,581)	60,507
Income tax and social contribution	4,547	27,581	32,128
Profit for the period	92,635		92,635
Attributable to:
Owners of the Company	110,694		110,694
Non-controlling interests	(18,059)		(18,059)

iii.            Balance sheet as of January 1, 2012

			1/1/2012
	Published balance sheet	Adoption of IFRS 10 and IFRS 11	Adjusted balance sheet

ASSETS
Current assets
Cash and cash equivalents	15,417,393	(1,976,703)	13,440,690
Trade receivables	1,616,206	530,456	2,146,662
Inventories	3,734,984	(216,077)	3,518,907
Other current assets	1,175,723	(118,006)	1,057,717
Total non-current assets	21,944,306	(1,780,330)	20,163,976

Non-current assets
Long-term receivables
Short-term investments	139,679		139,679
Deferred taxes	1,840,773	(367,034)	1,473,739
Other non-current assets	2,876,269	54,574	2,930,843
	4,856,721	(312,460)	4,544,261

Investments	2,088,225	7,929,231	10,017,456
Property, plant and equipment	17,377,076	(1,612,581)	15,764,495
Intangible assets	603,374	(372,395)	230,979
Total non-current assets	24,925,396	5,631,795	30,557,191

TOTAL ASSETS	46,869,702	3,851,465	50,721,167

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payroll and related taxes	202,469	(37,527)	164,942
Trade payables	1,232,075	(129,475)	1,102,600
Taxes payable	325,132	(6,817)	318,315
Borrowings and financing	2,702,083	(104,038)	2,598,045
Other payables	1,728,445	210,754	1,939,199
Provisions for tax, social security, labor, civil and environmental risks	292,178	(33,264)	258,914
Other provisions	14,565	(6,432)	8,133
Total current liabilities	6,496,947	(106,799)	6,390,148

Non-current liabilities
Borrowings and financing	25,186,505	(634,863)	24,551,642
Other payables	5,593,520	4,616,753	10,210,273
Deferred taxes	37,851	(18,088)	19,763
Provisions for tax, social security, labor, civil and environmental risks	346,285		346,285
Employee Benefits	469,050		469,050
Other provisions	322,374	(5,538)	316,836
Total non-current liabilities	31,955,585	3,958,264	35,913,849

Shareholders’ equity
Issued capital	1,680,947		1,680,947
Reserves	7,671,650		7,671,650
Valuation adjustments to equity	(1,366,776)		(1,366,776)
Non-controlling interests	431,349		431,349
Total shareholders' equity	8,417,170		8,417,170

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	46,869,702	3,851,465	50,721,167

4.     BUSINESS COMBINATION

•       Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections

On January 31, 2012, through its wholly-owned subsidiary CSN Steel S.L., CSN completed the acquisition of all the shares (“Shares”) of the Spanish companies (a) Dankerena Guipúzcoa, S.L. (currently named CSN Steel Holdings 2, S.L.U.) and Grupo Alfonso Gallardo Thüringen, S.L.U. (currently named CSN Steel Holdings 1, S.L.U.), holding companies that together hold 100% of the capital of the German company Stahlwerk Thüringen GmbH (“SWT”), a producer of long steel located in Unterwellenborn, Germany, specialized in the production of shapes and with installed capacity of 1.1 million metric tons of steel/year; and (b) Gallardo Sections S.L.U.  (currently named CSN Steel Comercializadora, S.L.U.), a trader of SWT products, all previously held by Grupo Alfonso Gallardo, S.L.U.  (“AG Group”).

This acquisition helps CSN to strengthen its role in the long steel segment, by strengthening its portfolio of world class assets.

As mentioned in note 2(i), the acquisition method was used to account for identifiable assets acquired and liabilities assumed.

The purchase price of R$301,192 (€131,790), including the final adjustment to the purchase price of R$1,943 (€850), was allocated between identified assets acquired and liabilities assumed, measured at fair value. In the purchase price identification process, the Company considered the adjustments presented below and the starting point was the transaction amount of R$1,104,648 (€483,350)

Amounts in R$
Transaction price	1,104,648
Net debt	(857,031)
Provisions	(11,782)
Tax credits	13,498
Working capital	51,859
(=) Purchase price	301,192

The transaction costs are represented by consulting services and lawyers’ fees totaling R$20,879, which have been included in the income statement, in general and administrative expenses, as incurred.

The tables below show the allocation of identifiable assets acquired and liabilities assumed recognized at the acquisition date, the purchase price considered in the acquisition of SWT and Gallardo Sections, and the calculation of the resulting goodwill.

The fair value adjustments made based on the corporate balance sheet to prepare the opening balance sheet were adjusted after the completion of the valuation report in December 2012.

	Carrying amounts	Fair value adjustments	Total fair value
Assets acquired
Current assets (*)	400,387		400,387
Non-current assets (**)	191,956	786,988	978,944
Current liabilities	(262,203)		(262,203)
Non-current liabilities (***)	(842,526)	(209,005)	(1,051,531)
Total assets acquired	(512,386)	577,983	65,597

(*) Includes R$14,880 in cash and cash equivalents.

(**) Comprising mainly the fair value adjustment to property, plant and equipment amounting to R$392,817. Total fair value of property, plant and equipment was measured at R$582,478 (see note 11).

(***) Refers to the deferred income tax on the fair value adjustments.

Goodwill arising on acquisition

(+) Purchase price	301,192
(-) Fair value of assets acquired and liabilities assumed	65,597
(=) Goodwill arising on acquisition	235,595

Goodwill arising on the acquisition was mainly based on expected future earnings, as described in note 12.

5.     CASH AND CASH EQUIVALENTS

			Consolidated		Parent Company
	3/31/2013	12/31/2012	1/1/2012	3/31/2013	12/31/2012
Current
Cash and cash equivalents
Cash and banks	196,958	205,056	99,908	93,543	25,897

Short-term investments
In Brazil:
Government securities	617,902	862,299	646,594	517,608	769,447
Private securities	280,310	540,688	1,619,816	115,335	340,720
	898,212	1,402,987	2,266,410	632,943	1,110,167
Abroad:
Time deposits	10,236,969	10,283,778	11,074,372	1,842,422	1,859,693
Total short-term investments	11,135,181	11,686,765	13,340,782	2,475,365	2,969,860
Cash and cash equivalents	11,332,139	11,891,821	13,440,690	2,568,908	2,995,757

The funds available in the Company and subsidiaries set up in Brazil are basically invested in investment funds, classified as exclusive, with repurchase agreements backed by government and private bonds with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) and Debentures with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Bills (LTNs) and Financial Treasury Bills (LFTs). The exclusive funds managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out. Investments in funds were consolidated.

In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in Time Deposits with leading banks, bearing fixed rates.

6.     TRADE RECEIVABLES

			Consolidated		Parent Company
	3/31/2013	12/31/2012	1/1/2012	3/31/2013	12/31/2012
Trade receivables
Third parties
Domestic market	860,342	776,442	859,996	601,136	521,517
Foreign market	639,971	754,159	575,040	26,799	23,799
Allowance for on doubtful debts	(106,689)	(111,532)	(124,939)	(81,534)	(86,391)
	1,393,624	1,419,069	1,310,097	546,401	458,925
Related parties (Note 19 - b and c)	112,365	227,021	133,819	607,039	552,744
	1,505,989	1,646,090	1,443,916	1,153,440	1,011,669

Other receivables
Dividends receivable (Note 19 - b)	955,450	955,869	655,879	984,684	985,973
Other receivables	53,186	59,458	46,867	31,541	34,789
	1,008,636	1,015,327	702,746	1,016,225	1,020,762
	2,514,625	2,661,417	2,146,662	2,169,665	2,032,431

The breakdown of gross trade receivables from third parties is as follows:

			Consolidated		Parent Company
	3/31/2013	12/31/2012	1/1/2012	3/31/2013	12/31/2012
Falling due	1,238,840	1,272,669	1,220,106	483,977	406,543
Overdue until 180 days	116,959	113,793	67,067	33,145	25,052
Overdue above 180 days	144,514	144,139	147,863	110,813	113,721
	1,500,313	1,530,601	1,435,036	627,935	545,316

In order to meet the needs of some customers in the domestic market, related to the extension of the payment term for billing of steel, in common agreement with CSN’s internal commercial policy and maintenance of its very short-term receipts (up to 14 days), at the request of the customer, transactions are carried out for assignment of receivables without co-obligation negotiated between the customer and banks with common relationship, where CSN assigns the trade notes/bills that it issues to the banks with common relationship.

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$303,028  as of March 31, 2013  (R$224,718  as of December 31, 2012), less the trade receivables.

The changes in the Company’s allowance for on doubtful debts are as follows:

			Consolidated		Parent Company
	3/31/2013	12/31/2012	1/1/2012	3/31/2013	12/31/2012
Opening balance	(111,532)	(124,939)	(117,402)	(86,391)	(101,407)
Allowance for losses on trade receivables	(3,426)	(11,073)	(20,005)	(2,096)	(6,668)
Recovery of receivables	8,269	24,480	12,468	6,953	21,684
Closing balance	(106,689)	(111,532)	(124,939)	(81,534)	(86,391)

7.     INVENTORIES

	Consolidated			Parent Company
	3/31/2013	12/31/2012	1/1/2012	3/31/2013	12/31/2012
Finished products	847,078	980,375	855,020	635,028	755,770
Work in process	646,338	668,170	778,718	554,279	584,952
Raw materials	721,469	722,922	836,760	476,316	477,350
Storeroom supplies	1,011,292	1,018,625	922,141	876,860	885,819
Iron ore	133,021	74,340	79,687	133,022	74,341
Advances to suppliers	134,939	36,921	141,531	118,838	16,414
(-) Allowance for inventory losses	(107,769)	(108,160)	(94,950)	(90,344)	(90,344)
	3,386,368	3,393,193	3,518,907	2,703,999	2,704,302

Changes in the allowance for inventory losses are as follows:

			Consolidated		Parent Company
	3/31/2013	12/31/2012	1/1/2012	3/31/2013	12/31/2012
Opening balance	(108,160)	(94,950)	(80,571)	(90,344)	(77,814)
Allowance for on/reversals of slow-moving inventories and obsolescence	391	(13,210)	(14,379)		(12,530)
Closing balance	(107,769)	(108,160)	(94,950)	(90,344)	(90,344)

Allowances   for certain items considered obsolete or slow-moving were recognized.

As of March 31, 2013, the Company has long-term iron ore inventories amounting to R$144,483, classified in other non-current assets (R$144,483 as of December 31, 2012), as described in note 8.

8.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

						Consolidated				Parent Company
	Current			Non-current			Current		Non-current
	3/31/2013	12/31/2012	'1/1/2012	3/31/2013	12/31/2012	'1/1/2012	3/31/2013	12/31/2012	3/31/2013	12/31/2012
Judicial deposits (Note 17)				710,267	718,026	938,381			672,098	680,603
Credits with the PGFN (*) (Note 16)				85,345	84,392	806,103			85,345	84,392
Recoverable taxes (**)	416,462	407,297	573,827	168,529	183,092	227,199	258,300	267,172	57,473	68,675
Prepaid expenses	54,683	38,767	19,535	41,660	42,893	47,563	32,254	17,757	20,835	21,580
Actuarial asset - related party				93,546	93,546				93,163	93,163
Unrealized gains on derivatives (Note 14 I)	154,501	239,266	53,045			374,455	143,341	237,525
Guarantee margin on financial instruments (Note 14 V)	218,911	426,328	407,467				16,855	17,024
Ore inventory (Note 7)				144,483	144,483	144,483			144,483	144,483
Northeast Investment Fund (FINOR)				8,452	8,452	46,292			8,452	8,452
Trade receivables				7,165	8,983	10,043			10,688	10,649
Receivables from related parties (Note 19 b and c)	22,039	25,671	3,843	324,077	325,214	288,873	111,880	114,478	689,465	527,252
Other	20,728	14,826		11,278	18,058	47,451			20,163	17,708
	887,324	1,152,155	1,057,717	1,594,802	1,627,139	2,930,843	562,630	653,956	1,802,165	1,656,957

 (*) Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program) as described in note 16.

(**) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period, and income tax and social contribution for offset.

9.     INCOME TAX AND SOCIAL CONTRIBUTION

(a)   Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the period are as follows:

	Consolidated		Parent Company
	3/31/2013	3/31/2012	3/31/2013	3/31/2012
Income tax and social contribution income/(expenses)
Current	(77,835)	(80,684)
Deferred	219,813	112,812	217,504	115,281
	141,978	32,128	217,504	115,281

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

	Consolidated		Parent Company
	3/31/2013	3/31/2012	3/31/2013	3/31/2012
Profit before income tax and social contribution	(125,662)	60,507	(190,178)	(4,587)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	42,725	(20,572)	64,661	1,560
Adjustment to reflect effective rate:
Interest on capital benefit	190,400	40,185	190,400	40,185
Equity in subsidiaries			(37,787)	63,408
Income subject to special tax rates or untaxed	(83,214)	(3,742)
Tax loss carryforwards without recognizing deferred taxes	(11,648)
Other permanent deductions (add-backs)	3,715	16,257	230	10,128
Income tax and social contribution in profit (loss) for the period	141,978	32,128	217,504	115,281
Effective rate	-113%	53%	-114%	-2,513%

(b)   Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the interim financial statements. They are presented at net amounts when related to a sole jurisdiction.

		Consolidated
		Opening balance	Movement			Closing balance
	'1/1/2012	12/31/2012	Comprehen-sive income	Profit or loss	Other	3/31/2013
Deferred tax assets
Income tax loss carryforwards	416,276	818,705		181,842	(5,316)	995,231
Social contribution loss carryforwards	154,571	242,606		65,792		308,398
Temporary differences	902,892	1,115,768	131,232	(33,645)	4,123	1,217,478
- Provisions for tax, social security, labor, civil and environmental risks	210,725	271,878		7,453		279,331
- Allowance for asset impairment losses	58,576	48,190		(980)		47,210
- Allowance for inventory impairment losses	29,406	29,638		1,214		30,852
- Allowance for gains/(losses) on financial instruments	253,985	363,966	131,232	34,251		529,449
- Accrued pension and healthcare plan (actuarial liability)	144,066	157,684				157,684
- Accrued supplies and services	67,445	55,072		3,984		59,056
- Allowance for doubtful debts	45,342	30,761		(1,450)		29,311
- Goodwill on acquisitions	23,406	(89,402)		(4,204)	4,130	(89,476)
- Unrealized exchange differences (*)	2,143	197,944		(101,277)		96,667
- Other	67,798	50,037		27,364	(7)	77,394
Non-current assets	1,473,739	2,177,079	131,232	213,989	(1,193)	2,521,107

Deferred tax liabilities
- Business combination	17,960	225,965		(6,161)	(9,080)	210,724
- Other	1,803	12,276		337	(444)	12,169
Non-current liabilities	19,763	238,241		(5,824)	(9,524)	222,893

	Parent Company
	Opening balance	Movement		Closing balance
	12/31/2012	Comprehensive income	Profit or loss	3/31/2013
Deferred tax assets
Income tax loss carryforwards	639,247		182,987	822,234
Social contribution loss carryforwards	231,805		66,205	298,010
Temporary differences	998,723	97,712	(31,688)	1,064,747
- Provisions for tax, social security, labor, civil and environmental risks	264,958		8,058	273,016
- Asset impairment losses	40,035		(966)	39,069
- Inventory impairment losses	29,472		1,214	30,686
- Gains/(losses) on financial instruments	191,511	97,712	34,221	323,444
- Actuarial liability (pension and healthcare plan)	157,802			157,802
- Accrued supplies and services	52,379		5,173	57,552
- Estimated losses on doubtful debts	29,752		(1,514)	28,238
- Goodwill on merger	10,031		(3,344)	6,687
- Unrealized exchange differences (*)	197,944		(101,277)	96,667
- Other	24,839		26,747	51,586
Non-current assets	1,869,775	97,712	217,504	2,184,991

(*) The Company taxes foreign exchange differences on a cash basis to calculate income tax and social contribution.

Some Group companies recognized tax credits on income tax and social contribution loss carryforwards not subject to statute of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management.

Since they are subject to significant factors that may change the projections for realization, the carrying amounts of deferred tax assets and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by the mentioned instruction and the limit of 30% of the taxable profit.

The estimate of recovery of the deferred income tax and social contribution assets is as follows:

	Consolidated	Parent Company
Up to 1 year	1,370,791	1,061,149
From 1 to 2 years	425,737	413,903
From 2 to 3 years	464,478	451,930
From 3 to 5 years	260,101	258,009
	2,521,107	2,184,991

Certain group companies have tax assets amounting to R$812,001  and R$266,350, related to income tax and social contribution loss carryforwards, for which no deferred taxes were set up, of which R$10,329  expire in 2013, R$739  in 2014, R$29,713  in 2015, and R$49,495  in 2025. The remaining tax assets refer to domestic companies and, therefore, are not subject to statute of limitations.

The undistributed profits of the Company’s foreign subsidiaries have been invested and will continue to be indefinitely invested in their operations. These undistributed profits of the Company’s foreign subsidiaries amounted to R$6,307,956  as of March 31, 2013  (R$6,307,956  as of December 31, 2012).

(c)   Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	3/31/2013	12/31/2012	3/31/2013	12/31/2012
Income tax and social contribution
Gain/(loss) on defined benefit pension plan	66,155	66,155	65,980	65,980
Changes in the fair value of available-for-sale financial assets	(245,932)	(377,164)	(187,452)	(285,164)
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
	(605,287)	(736,519)	(546,982)	(644,694)

(d)   Tax incentives

The Company enjoys Income Tax incentives based on the legislation in effect, such as:  Worker Food Program, the Rouanet Law (tax incentives related to cultural activities), Tax Incentives for Audiovisual Activities, and Funds for the Rights of Children and Adolescents.  As of March 31, 2013, these tax incentives total R$645  (R$3,366  as of December 31, 2012).

10.   INVESTMENTS

a)     Direct equity interests in subsidiaries and jointly controlled entities

							3/31/2013				12/31/2012	3/31/2012
Companies	Number of shares
	held by CSN		%			Shareholders' equity	Profit	%			Shareholders' equity	Profit
	(in units)		Direct equity				(loss)	Direct equity				(loss)
	Common	Preferred	interest	Assets	Liabilities		for the period	interest	Assets	Liabilities		for the period
Subsidiaries
CSN Islands VII Corp.	20,001,000		100.00	6,887,446	7,005,332	(117,886)	84,826	100.00	7,058,295	7,261,007	(202,712)	(2,450)
CSN Islands VIII Corp.	2,501,000		100.00	1,300,748	1,281,875	18,873	(34,862)	100.00	1,419,190	1,365,455	53,735	16,899
CSN Islands IX Corp.	3,000,000		100.00	823,802	821,926	1,876	3	100.00	856,329	854,456	1,873	(97)
CSN Islands X Corp.	1,000		100.00	50	44,815	(44,765)	461	100.00	57	45,283	(45,226)	981
CSN Islands XI Corp.	50,000		100.00	1,518,244	1,511,370	6,874	(22)	100.00	1,566,837	1,559,941	6,896	(261)
CSN Islands XII Corp.	1,540		100.00	1,704,318	2,013,651	(309,333)	(29,356)	100.00	1,763,078	2,043,055	(279,977)	(23,532)
Tangua Inc.												(681)
International Investment Fund	50,000		100.00	70		70	(27)	100.00	98		98	(1,094)
CSN Minerals S.L.U.	131,649,926		100.00	3,626,160	790	3,625,370	(136,622)	100.00	3,762,487	495	3,761,992	212,846
CSN Export Europe, S.L.U.	35,924,748		100.00	776,079	233	775,846	(14,057)	100.00	790,202	299	789,903	(14,012)
CSN Metals S.L.U.	256,951,582		100.00	1,233,544	3,949	1,229,595	(24,717)	100.00	1,254,559	247	1,254,312	(14,968)
CSN Americas S.L.U.	151,877,946		100.00	1,640,665	10,046	1,630,619	(44,821)	100.00	1,688,612	10,383	1,678,229	45,068
CSN Steel S.L.U.	454,072,527		100.00	2,253,720	351,055	1,902,665	(25,545)	100.00	2,337,092	368,325	1,968,767	(114,377)
Sepetiba Tecon S.A.	254,015,052		99.99	277,986	45,414	232,572	9,253	99.99	259,258	35,939	223,319	4,378
Mineração Nacional S.A.	999,999		99.99	1,158	97	1,061	7	99.99	1,151	97	1,054	20
Florestal Nacional S.A.	24,616,207		99.99	404,057	755,224	(351,167)	(12,947)	99.99	440,909	742,238	(301,329)	(15,310)
Estanho de Rondônia S.A.	34,236,306		99.99	49,356	14,519	34,837	1,081	99.99	48,986	15,231	33,755	935
Companhia Metalic Nordeste	92,293,155		99.99	166,188	41,747	124,441	2,056	99.99	169,282	46,897	122,385	262
Companhia Metalúrgica Prada	4,668,787		99.99	708,357	507,671	200,686	(21,580)	99.99	686,299	456,952	229,347	(34,909)
CSN Cimentos S.A.	3,734,582,664		99.99	1,231,265	103,686	1,127,579	13,417	99.99	1,237,779	102,523	1,135,256	(3,464)
Congonhas Minérios S.A.	64,610,862		99.99	2,021,588	2,043,019	(21,431)	623	99.99	1,984,592	2,006,645	(22,053)	(6,211)
CSN Energia S.A.	43,149		99.99	14,140	4,699	9,441	1,390	99.99	15,796	7,744	8,052	(12,397)
Transnordestina Logística S.A.	22,966,531	1,397,545	75.92	4,013,128	2,574,645	1,438,483	(13,663)	76.13	3,902,500	2,450,426	1,452,074	(9,626)
FTL - Ferrovia Transnordestina Logística S.A.	9,999		99.99	10		10		99.99	10		10
Jointly Controlled Entities
Nacional Minérios S.A.	285,040,443		60.00	9,141,758	1,220,973	7,920,785	119,095	60.00	9,118,928	1,317,238	7,801,690	120,863
Itá Energética S.A.	253,606,842		48.75	351,157	22,773	328,384	(1,420)	48.75	375,370	45,566	329,804	10,742
MRS Logística S.A.	52,414,154	40,301,916	27.27	1,688,169	986,847	701,322	17,081	27.27	1,712,266	1,026,680	685,586	26,901
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,876,146		50.00	14,071	12,408	1,663	(237)	50.00	14,635	12,747	1,888	(6)
CGPAR - Construção Pesada S.A.	500		50.00	40,652	38,338	2,314	1,384	50.00	37,599	36,669	930
Associates
Arvedi Metalfer do Brasil	15,406,408		20.00	26,843	14,054	12,789	(189)	20.00	22,718	9,740	12,977

The number of shares, the balances of assets, liabilities and shareholders' equity, and the amounts of profit or loss for the period refer to the equity interests held by CSN in those companies.

b)     Changes in investments in associates, subsidiaries and jointly controlled entities

		Parent Company
	3/31/2013	12/31/2012
Opening balance of investments	23,356,506	22,573,890
Opening balance of impairment loss allowance	(851,298)	(476,463)
Capital increase/acquisition of shares		649,496
Capital reduction		(1,855,208)
Dividends	419	(585,675)
Share of profits (losses) of investees	(112,473)	1,331,593
Comprehensive income (*)	(395,801)	867,905
Other	70	(330)
Closing balance of investments	22,842,004	23,356,506
Closing balance of impairment loss allowance	(844,581)	(851,298)

(*) Refers to the mark-to-market of investments classified as available-for-sale and the translation into the presentation currency, and, as described in Note 9.f).

c)     Additional information on the main operating subsidiaries

•       SEPETIBA TECON

It is engaged in operating Container Terminal No. 1 of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. The terminal is connected to UPV by the Southeast railroad network, the concession of which is granted to MRS Logística. The services provided are handling and storage of containers, steel products and cargo in general, among other products and services related to container washing, maintenance and sanitization.

Sepetiba Tecon won the auction held on September 3, 1998 for the terminal concession, which allows it to operate the terminal during a 25-year period, extendable for another 25 periods.

Upon concession termination, all rights and privileges transferred to Tecon will be handed back to the Federal Government, together with the assets owned by Tecon and those resulting from investments made by Tecon in leased assets, declared as returnable assets by the Federal Government as they are necessary to the continuity of the related services. Any assets declared as returnable assets will be compensated by the Federal Government at their residual value, calculated based on Tecon’s accounting records, less depreciation.

•       ESTANHO DE RONDÔNIA - ERSA

Headquartered in the State of Rondônia, this subsidiary operates two units, one in the city of Itapuã do Oeste and the other one in the city of Ariquemes. In Itapuã do Oeste, where the mining business unit is based, it mines cassiterite (tin ore) while in Ariquemes it operates a foundry to obtain metallic tin, the raw material used by UPV for the production of tin plates.

•       CIA. METALIC NORDESTE

Headquartered in Maracanaú, State of Ceará, it is engaged in manufacturing metallic containers basically sold to the beverage industry. Its production is mainly sold in Brazil’s North and Northeastern market, and the lid surplus is sold in the foreign market.

Its operating unit has two different production lines: Cans, using as raw material tine-coated steel supplied by the parent company and Lids, using as raw material aluminum.

•       COMPANHIA METALÚRGICA PRADA

Steel containers

Companhia Metalúrgica Prada (Prada) is engaged in the manufacture and sale of steel containers, producing the best and safest cans, pails and spray cans. It supplies containers and lithography services to the main companies in the chemical and food industries.

As at March 31, 2013 , Companhia Metalúrgica Prada held 59.17% of the voting capital of Companhia Brasileira de Latas (CBL).

As Prada, CBL is engaged in the manufacturing of steel containers supplied to the main companies in the chemical and food industries.

Distribution

Prada’s Distribution unit is engaged in the processing and distribution of steel sheet and plates and has a diversified product line. It supplies spools, rolls, plates, stripes, blanks, metal sheets, shapes, pipes, tiles, and other products to different manufacturing industries, from automotive to construction. It is also specialized in providing steel processing services, meeting the demand from nationwide companies.

•       CSN Cimentos

Headquartered in Volta Redonda, State of Rio de Janeiro, it is engaged in the production and sale of cement and uses as one of its raw materials the blast furnace slag from the pig iron production of UPV. CSN Cimentos started to operate on May 14, 2009.

At the beginning of 2011, CSN Cimentos started manufacturing clinker in its Arcos plant, in Minas Gerais. This unit was sold to CSN in January 2012 and became a Company branch.

•       CSN ENERGIA

It is primarily engaged in the distribution and sale of electric power surpluses generated by CSN and companies, consortiums or other ventures in which the Company holds equity interests.

•         TRANSNORDESTINA LOGÍSTICA

It is primarily engaged in the operation and development of the railroad freight transportation public service in the Northeast of Brazil network.

As of March 31, 2013 CSN held 75.92% of Transnordestina Logística’s share capital.

d)     Investments in jointly controlled entities

The balances in the balance sheet and the statement of operations whose entities is shared are shown below:

					3/31/2013					12/31/2012
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	60.00%	48.75%	27.27%	50.00%	50.00%
Balance sheet
Current assets	5,718,795	53,875	760,102	23,783	42,596	5,654,420	89,370	931,922	25,383	42,676
Non-current assets	9,482,851	666,447	5,430,606	4,358	38,707	9,513,580	680,621	5,347,154	3,887	32,522
Long-term receivables	8,260,655	34,202	426,831	2	5	8,296,673	39,771	440,545		246
Investments, PP&E and intangible assets	1,222,196	632,245	5,003,775	4,356	38,702	1,216,907	640,850	4,906,609	3,887	32,276
TOTAL ASSETS	15,201,646	720,322	6,190,708	28,141	81,303	15,168,000	769,991	6,279,076	29,270	75,198

Current liabilities	1,735,245	40,738	990,940	16,093	33,511	1,889,429	87,658	1,209,841	16,131	58,524
Non-current liabilities	350,511	5,975	2,627,941	8,723	43,164	355,401	5,812	2,555,114	9,364	14,814
Shareholders’ equity	13,115,890	673,609	2,571,827	3,325	4,628	12,923,170	676,521	2,514,121	3,775	1,860
Total liabilities and shareholders' equity	15,201,646	720,322	6,190,708	28,141	81,303	15,168,000	769,991	6,279,076	29,270	75,198

					3/31/2013			3/31/2012
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Nacional Minérios (*)	Itá Energética	MRS Logística
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	60.00%	48.75%	27.27%
Statement of operations
Net revenue	484,621	28,712	630,885	22,024	26,419	798,717	63,417	705,374
Cost of sales and services	(285,348)	(20,463)	(452,884)	(21,168)	(22,293)	(668,129)	(16,644)	(475,026)
Gross profit	199,273	8,249	178,001	856	4,127	130,588	46,773	230,348
Operating (expenses) income	(52,561)	(10,868)	(50,214)	(1,250)	(9)	(101,582)	(12,513)	(56,174)
Finance income (costs), net	214,563	151	(28,628)	51	68	278,800	(883)	(28,499)
Income before income tax and social contribution	361,275	(2,468)	99,159	(343)	4,185	307,806	33,377	145,675
Current and deferred income tax and social contribution	(168,554)	(444)	(36,521)	(131)	(1,417)	(116,021)	(11,342)	(47,025)
Profit for the period	192,721	(2,912)	62,638	(474)	2,768	191,785	22,035	98,650

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

The balance sheet and income statement amounts refer to 100% of the companies’ results.

•       NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, State of Minas Gerais, this company is primarily engaged in the production, purchase and sale of iron ore and is mainly focused on foreign markets the sale of its products. Its major operations are carried out in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima, in the State of Minas Gerais, and in Itaguaí, in the State of Rio de Janeiro.

CSN holds 60% of Namisa’s share capital.

•       ITÁ ENERGÉTICA S.A. - ITASA

ITASA is a corporation originally created to carry out the construction of the Itá hydroelectric power plant:  contracting for the supply of goods and services necessary to carry out the project and raising funds, including posting the corresponding guarantees.

CSN holds 48.75% of ITASA’s share capital.

•       MRS LOGÍSTICA

This subsidiary, located in Rio de Janeiro, RJ, is engaged in providing public railroad freight transportation services, on the basis of an onerous concession agreement, on the tracks of the Southeast Network, located between the cities of Rio de Janeiro, São Paulo and Belo Horizonte, previously belonging to Rede Ferroviária Federal S.A.- RFFSA, which was privatized on September 20, 1996.

As of March 31, 2013 the Company directly held 27.27% and indirectly, through its jointly controlled entity Nacional Minérios S.A. (Namisa), 6% of MRS’s capital.

MRS can also engage in modal transportation services related to railroad transportation and also participate in projects aimed at expanding the railroad services granted on a concession basis.

For provision of the services covered by the concession agreement obtained for a period of 30 years starting on December 1, 1996, extendable for an equal period by exclusive decision of the concession grantor, MRS leased from RFFSA for the same concession period the assets required for operation and maintenance of the railroad freight transportation activities.  Upon extinction of the concession, all leased assets will be transferred to the ownership of the railroad transportation operator designated in that same act.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

Igarapava Hydroelectric Power Plant is located in Rio Grande, in the city of Conquista, MG, with installed capacity of 210 MW. It consists of 5 bulb type generating units and is considered a major mark for power generation in Brazil.

CSN holds 17.92% of investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of March 31, 2013 is R$30,293 (R$30,584 as of December 31, 2012) and the amount of the expense as of March 31, 2013 is R$1,316 (R$1,270 as of March 31, 2012).

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA

In December 2011, CSN subscribed to 1,876,146 common shares, corresponding to 50% of the capital of CBSI - Companhia Brasileira de Serviços de Infraestrutura (“CBSI”). The investment is the result of a joint venture between CSN and CKLS Serviços Ltda. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services to subsidiaries, associates, controlling companies and third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

•       CGPAR CONSTRUÇÃO PESADA S.A.

On July 18, 2012 CSN subscribed 50,000 common shares, corresponding to 50% of the capital of CGPAR CONSTRUÇÃO PESADA S.A. (“CGPAR”), totaling R$50,000. This subscription is the result of a joint venture formed by CSN and GPA Construção Pesada e Mineração Ltda. Based in the city of Belo Horizonte, MG, CGPAR is mainly engaged in the provision of services related to the support to the extraction of iron ore, earth leveling, earthmoving, and dam construction.

e)     Additional information on indirect interests held abroad

•                     STAHLWERK THÜRINGEN GMBH (SWT)

On January 31, 2012, through its wholly-owned subsidiary CSN Steel S.L.U., CSN acquired the company Stahlwerk Thüringen Gmbh, as mentioned in note 4.

Stahlwerk Thüringen Gmbh was incorporated in 1992, from the discontinued Maxhütte steel industrial complex, in Unterwellenborn, Germany, and produces steel shapes for construction, in accordance with international quality standards. It main raw material is steel scrap and its installed capacity is 1.1 million metric tons of steel/year.

•                     COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities of the liquidated Heartland Steel Inc., headquartered in Wilmington, State of Delaware, USA, it has an industrial plant in Terre Haute, State of Indiana, USA, where there is a complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Americas, a subsidiary of CSN.

•                     LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional - a company privatized by the Portuguese government that year, Lusosider is the only Portuguese steel company to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company provides in Paio Pires an installed capacity of around 550,000 metric tons per year to produce four large groups of steel products:  galvanized plate, cold-rolled plate, pickled and oiled plate.  Products manufactured by Lusosider may be used in the containers industry, civil construction (pipes and metallic structures), and in home appliance components.

f)      Other investments

•       PANATLÂNTICA

Publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is carried at fair value.

CSN currently holds 9.40% of Panatlântica’s total share capital.

•       USIMINAS

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations. USIMINAS produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, to be sold in the domestic market and also for exports. It also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. USIMINAS also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, ports, as well as in locations strategic for the shipment of its production.

As of March 31, 2013, the Company reached holdings of 14.13% in common shares and 20.69% in preferred shares of Usiminas' share capital.

USIMINAS is listed on the São Paulo Stock Exchange (“BM&F BOVESPA”: USIM3 and USIM5).

•       ARVEDI METALFER DO BRASIL

On July 31, 2012, the Company acquired a non-controlling interest corresponding to 20% of the capital of Arvedi Metalfer do Brasil S.A., company in preoperating stage focused on the production of pipes, headquartered in Salto, State of São Paulo.

The breakdown of consolidated investments is as follows:

			Consolidated
	3/31/2013	12/31/2012	1/1/2012
Nacional Minérios S.A.	7,920,785	7,801,690	7,303,836
MRS Logística S.A.	701,322	685,586	626,915
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,663	1,888	1,876
Arvedi Metalfer do Brasil	12,789	12,977
Panatlântica	13,792	12,965	12,030
Usiminas	1,936,369	2,323,172	2,077,277
Outros	1,512	1,509	(4,478)
	10,588,232	10,839,787	10,017,456

11.   PROPERTY, PLANT AND EQUIPMENT

							Consolidated
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at January 1, 2012
Cost	155,180	1,668,999	9,987,105	136,003	6,633,330	932,006	19,512,623
Accumulated depreciation		(239,796)	(3,106,905)	(104,796)		(296,631)	(3,748,128)
Balance at January 1, 2012	155,180	1,429,203	6,880,200	31,207	6,633,330	635,375	15,764,495
Effect of foreign exchange differences	5,656	22,322	246,204	377	471	(148,268)	126,762
Acquisition through business combination	22,852	103,739	419,787	1,202	1,079	33,819	582,478
Acquisitions	2,726	20,871	573,286	7,199	2,117,354	15,016	2,736,452
Capitalized interest (Notes 24 and 31)					401,827		401,827
Write-offs	(1,375)	(255)	(7,091)	(48)	(769)	(221)	(9,759)
Depreciation		(61,524)	(990,309)	(6,007)		(37,188)	(1,095,028)
Estimated losses on disposal of assets						(6,676)	(6,676)
Transfers to other asset categories		13,876	168,777	332	(20,634)	(162,351)
Transfers to intangible assets					(3,074)	(787)	(3,861)
Other			(73,876)		62,785	33,465	22,374
Balance at December 31, 2012	185,039	1,528,232	7,216,978	34,262	9,192,369	362,184	18,519,064
Cost	185,039	1,828,492	11,358,581	145,255	9,192,369	683,889	23,393,625
Accumulated depreciation		(300,260)	(4,141,603)	(110,993)		(321,705)	(4,874,561)
Balance at December 31, 2012	185,039	1,528,232	7,216,978	34,262	9,192,369	362,184	18,519,064
Effect of foreign exchange differences	(1,757)	(6,015)	(24,703)	(122)	(157)	(183)	(32,937)
Acquisitions		372	55,521	752	379,647	4,150	440,442
Capitalized interest (Notes 24 and 31)					116,774		116,774
Write-offs			(1,808)		(370)	346	(1,832)
Depreciation		(14,270)	(261,976)	(1,594)		(7,917)	(285,757)
Estimated losses on disposal of assets						(3,890)	(3,890)
Transfers to other asset categories		9,449	238,981	246	(249,612)	936
Transfers to intangible assets			(247)				(247)
Other			(32,912)		150,837	20,467	138,392
Balance at March 31, 2013	183,282	1,517,768	7,189,834	33,544	9,589,488	376,093	18,890,009
Cost	183,282	1,830,890	11,566,859	145,859	9,589,488	708,623	24,025,001
Accumulated depreciation		(313,122)	(4,377,025)	(112,315)		(332,530)	(5,134,992)
Balance at March 31, 2013	183,282	1,517,768	7,189,834	33,544	9,589,488	376,093	18,890,009

							Parent Company
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2012	105,342	935,133	5,819,527	27,097	4,586,401	162,682	11,636,182
Cost	105,342	1,065,326	9,052,087	125,936	4,586,401	259,592	15,194,684
Accumulated depreciation		(130,193)	(3,232,560)	(98,839)		(96,910)	(3,558,502)
Balance at December 31, 2012	105,342	935,133	5,819,527	27,097	4,586,401	162,682	11,636,182
Acquisitions		372	47,098	684	229,298	2,377	279,829
Capitalized interest (Notes 24 and 31)					71,320		71,320
Depreciation		(7,650)	(223,524)	(1,170)		(3,076)	(235,420)
Transfers to other asset categories		9,345	237,124	192	(247,116)	455
Transfers to intangible assets			(247)				(247)
Other			(37,565)		121,503	20,885	104,823
Balance at March 31, 2013	105,342	937,200	5,842,413	26,803	4,761,406	183,323	11,856,487
Cost	105,342	1,076,995	9,296,545	126,811	4,761,406	283,310	15,650,409
Accumulated depreciation		(139,795)	(3,454,132)	(100,008)		(99,987)	(3,793,922)
Balance at March 31, 2013	105,342	937,200	5,842,413	26,803	4,761,406	183,323	11,856,487

(*) In consolidated, refer basically to railway assets, such as yards, tracks and railway sleepers. In Company, it also includes leasehold improvements, vehicles, hardware, mines and fields and replacement storeroom supplies.

The breakdown of the projects comprising construction in progress is as follows:

							Consolidated
	Project objective	Start date	Scheduled completion		3/31/2013	12/31/2012	1/1/2012
Logistics
	Expansion of Transnordestina railroad by 1,728 km to boost the transportation of varied products as iron ore, limestone, soybeans, cotton, sugarcane, fertilizers, oil and fuels.	2009	2016		4,855,701	4,642,102	3,489,871
	Current investments for maintenance of current operations.				59,740	37,589	15,479
					4,915,441	4,679,691	3,505,350
Mining
	Expansion of Casa de Pedra Mine capacity production to 42 Mtpa.	2007	2015	(1)	1,498,252	1,613,130	1,322,433
	Expansion of TECAR to permit an annual exportation of 60 Mtpa.	2009	2016		708,659	714,986	425,134
	Current investments for maintenance of current operations.				33,204	29,947	50,901
					2,240,115	2,358,063	1,798,468
Steel
	Implementation of the long steel mill in the states of Rio de Janeiro, Minas Gerais and São Paulo for production of rebar and wire rod.	2008	2013	(2)	1,592,747	1,460,694	907,521
	Current investments for maintenance of current operations.				449,855	416,855	256,718
					2,042,602	1,877,549	1,164,239
Cement
	Construction of cement plants in the Northeast, South, and in Arcos, MG.	2011	2014/2015	(3)	353,660	241,412	132,986
	Construction of clinker plant in Arcos, MG	2007	2013	(4)	11,452	10,109	27,536
	Current investments for maintenance of current operations.				26,218	25,545	4,751
					391,330	277,066	165,273
Total construction in progress					9,589,488	9,192,369	6,633,330

(1)   Expected date for completion of the 40 Mtpa and 42 Mtpa stages

(2)   Expected date for completion of the Rio de Janeiro unit

(3)   Expected date for completion of new grinding mills in Arcos, MG

(4)   Expected date for completion of construction works: first half of 2013.

The costs classified in construction in progress comprise basically the acquisition of services, purchase of parts to be used as investments for improvement of performance, upgrading of technology, enlargement, expansion and acquisition of assets that will be transferred to the relevant line items and depreciated as from the time they are available for use.

The costs incurred to refurbish and replace property, plant and equipment items totaled R$10,404  as of March 31, 2013 (R$83,715  as of March 31, 2012), which were capitalized and will be depreciated over the period until the next maintenance event.

Other repair and maintenance expenses are charged to operating costs and expenses when incurred.

In view of the need to review the useful lives at least every financial year, in 2012 management performed the review for all the Company’s units. As a result, the estimated useful lives for the current year are as follows:

	Consolidated	Parent Company
Buildings	46	45
Machinery, equipment and facilities	14	12
Furniture and fixtures	11	10
Other	30	12

a)             As of March 31, 2013, the Company capitalized borrowing costs amounting to R$116,774 (R$102,526 as of March 31, 2012) in consolidated and R$71,320 (R$67,011 as of March 31, 2012) in Company. These costs are basically estimated for mining, cement, long steel and Transnordestina projects, mainly relating to: (i) Casa de Pedra Mine expansion; (ii) construction of the cement plant in Volta Redonda, RJ, and the clinker plant in the city of Arcos, MG; (iii) construction of the long steel mill in the city of Volta Redonda, RJ; and (iv) extension of Transnordestina railroad, which will connect the countryside of the northeast region to the Suape, State of Pernambuco, and Pecém, State of Ceará, ports (See notes 24 and 31).

The rates used to capitalize borrowing costs are as follows:

Rates	3/31/2013	12/31/2012
Specific projects	TJLP + 1.3% to 3.2%	TJLP + 1.3% to 3.2%
	UM006 + 2.7%	UM006 + 2.7%
Non-specific projects	7.06%	8.47%

b)             Additions to depreciation, amortization and depletion for the year were distributed as follows:

		Consolidated		Parent Company
	3/31/2013	3/31/2012	3/31/2013	3/31/2012
Production cost	281,055	245,899	226,190	215,107
Selling expenses	2,072	1,988	1,618	1,519
General and administrative expenses	4,109	3,557	2,022	1,977
	287,236	251,444	229,830	218,603
Other operating expenses (*)	7,037	3,219	6,785	2,982
	294,273	254,663	236,615	221,585

(*) Refers to the depreciation of unused equipment (see note 23).

c)            The Casa de Pedra mine is an asset that belongs to CSN, which has the exclusive right to explore such mine. Our mining activities of Casa de Pedra are based on the ‘Mine Manifest’, which grants CSN full ownership over the mineral deposits existing within our property limits.

As of March 31, 2013 the net property, plant and equipment of Casa de Pedra was R$2,916,592 (R$2,892,120 as of December 31, 2012), represented mainly by construction in progress amounting to R$1,501,399 (R$1,612,000 as of December 31, 2012).

12.   INTANGIBLE ASSETS

					Consolidated			Parent Company
	Goodwill	Customer relations	Software	Other	Total	Goodwill	Software	Total
Balance at January 1, 2012
Cost	431,173		36,253	941	468,367
Accumulated amortization	(150,004)		(26,523)		(176,527)
Adjustment for accumulated recoverable value	(60,861)				(60,861)
Balance at January 1, 2012	220,308		9,730	941	230,979
Effect of foreign exchange differences		30,501	104	14,043	44,648
Acquisitions through business combination (*)	235,595	316,939		77,232	629,766
Acquisitions and expenditures			916	472	1,388
Disposals				(564)	(564)
Transfer of property, plant and equipment			3,861		3,861
Amortization			(5,442)		(5,442)
Other movements			225		225
Balance at December 31, 2012	455,903	347,440	9,394	92,124	904,861	13,091	6,577	19,668
Cost	666,768	347,440	41,849	92,124	1,148,181	14,135	26,787	40,922
Accumulated amortization	(150,004)		(32,455)		(182,459)	(1,044)	(20,210)	(21,254)
Adjustment for accumulated recoverable value	(60,861)				(60,861)
Balance at December 31, 2012	455,903	347,440	9,394	92,124	904,861	13,091	6,577	19,668
Effect of foreign exchange differences		(14,061)	(45)	(3,763)	(17,869)
Acquisitions through business combination
Acquisitions and expenditures			30		30		12	12
Transfer of property, plant and equipment			247		247		247	247
Amortization		(7,026)	(1,490)		(8,516)		(1,195)	(1,195)
Other movements			22		22
Balance at March 31, 2013	455,903	326,353	8,158	88,361	878,775	13,091	5,641	18,732
Cost	666,768	333,248	64,388	88,361	1,152,765	14,135	27,046	41,181
Accumulated amortization	(150,004)	(6,895)	(56,230)		(213,129)	(1,044)	(21,405)	(22,449)
Adjustment for accumulated recoverable value	(60,861)				(60,861)
Balance at March 31, 2013	455,903	326,353	8,158	88,361	878,775	13,091	5,641	18,732

(*) Goodwill based on expected future earnings, arising on the business combination of CSN Steel S. L. with the companies Stahlwerk Thüringen Gmbh (SWT) and Gallardo Sections on January 31, 2012 (see note 4).

The useful life of software is one to five years and of other intangible assets is 13 to 30 years.

Goodwill: The economic basis of goodwill is the expected future earnings and, in accordance with the new pronouncements, these amounts are not amortized since January 1, 2009, when they became subject only to impairment testing.

Goodwill on investments	Balance at 3/31/2013	Investor
Flat steel	13,091	CSN
Subtotal Parent Company	13,091
Containers (*)	207,217	CSN
Long steel	235,595	CSN Steel S.L.
Total consolidated	455,903

(*) Goodwill of the cash-generating unit (CGU) Containers is presented net of impairment losses.

13.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

	Consolidated							Parent Company
	Rates p.a. (%)	Current liabilities			Non-current liabilities			Rates p.a. (%)	Current liabilities		Non-current liabilities
		3/31/2013	12/31/2012	'1/1/2012	3/31/2013	12/31/2012	'1/1/2012		3/31/2013	12/31/2012	3/31/2013	12/31/2012
FOREIGN CURRENCY
Prepayment	1% to 3.50%	149,641	162,290	381,333	1,575,680	1,104,271	573,388	1% to 3.50%	149,641	162,290	1,575,680	1,104,271
Prepayment	3.51% to 3.50%	3,251	8,954	148,597	372,553	878,705	1,281,171	3.51% to 7.50%	94,075	121,962	2,546,648	3,105,474
Perpetual bonds	7.00%	2,741	2,781	2,553	2,013,800	2,043,500	1,875,800
Fixed rate notes	6.5% to 10%	1,188,571	1,265,330	119,030	4,732,430	4,802,225	5,064,660	4.14% to 9.13%	1,331,436	1,422,531	2,091,956	2,122,809
Financed imports	6.01% to 3.50%	5,396	6,813	6,515			5,758	6.01% to 8.00%	5,396	6,813
CCB	1.54%			176,440				1.54%
BNDES/FINAME	Res. 635/87 interest + 1.7% and 2.7%	31,917	32,395	25,903	2,641	10,755	36,750	Res. 635/87 interest + 1.7% and 2.7%	29,265	29,703	2,424	9,863
Intercompany								6M Libor + 2.25 and 3.9961%	624,574	91,505	93,818	634,124
Other	1.40% to 8.00% and CDI + 1.2%	5,259	9,860	89,931	393,385	409,337	81,629
		1,386,776	1,488,423	950,302	9,090,489	9,248,793	8,919,156		2,234,387	1,834,804	6,310,526	6,976,541
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 5%	312,842	346,623	377,867	1,501,411	1,535,255	1,359,263	TJLP + 1.5% to 3.2%	235,102	253,852	811,073	835,513
Debentures	103.6% to 110.8% CDI and 1% + TJLP	674,370	128,239	656,334	3,926,497	4,436,892	2,733,014	103.6% and 110.8% CDI	587,877	46,355	2,182,500	2,715,000
Prepayment	104.8%, 109.5% and 111% CDI	253,863	163,812	536,870	5,145,000	4,800,000	4,466,667	104.8% and 109.5 % CDI	201,680	147,713	3,145,000	2,800,000
CCB	112.5% CDI	57,828	62,072	101,280	7,200,000	7,200,000	7,200,000	112.5% CDI	57,828	62,072	7,200,000	7,200,000
Intercompany								110.79% CDI	383,417	302,299	1,023,596	1,077,420
Other		10,917	10,983	8,277	15,422	16,581	18,987		2,008	1,986	4,020	3,973
		1,309,820	711,729	1,680,628	17,788,330	17,988,728	15,777,931		1,467,912	814,277	14,366,189	14,631,906
Total borrowings and financing		2,696,596	2,200,152	2,630,930	26,878,819	27,237,521	24,697,087		3,702,299	2,649,081	20,676,715	21,608,447
Transaction costs and issue premiums		(30,597)	(31,030)	(32,885)	(94,357)	(101,939)	(145,445)		(27,281)	(27,578)	(83,361)	(89,958)
Total borrowings and financing + transaction costs		2,665,999	2,169,122	2,598,045	26,784,462	27,135,582	24,551,642		3,675,018	2,621,503	20,593,354	21,518,489

The balances of prepaid intercompany borrowings related to the Company total R$2,264,919  as of March 31, 2013 (R$2,339,776  as of December 31, 2012) and the balances of Fixed Rate Notes and Intercompany Bonds total R$3,423,392  (R$3,545,340  as of December 31, 2012), see note 19.

•       Funding transaction costs

As of March 31, 2013 funding transaction costs are as follows:

	Consolidated		Parent Company
	Current	Non-current	Circulante	Non-current	TJ (1)	TIR (²)

Fixed rate notes	1,465	460	526	1,432	6.5% to 10%	6.75% to 10.7%
BNDES	1,869	5,184	1,639	2,822	1.3% to 3.2%	1.44% to 9.75%
Prepayment	8,059	12,354	6,707	6,058	109.50% and 110.79% CDI	10.08% to 12.44%
Prepayment	908	2,742	509	1,747	2.37% and 3.24%	2.68% to 4.04%
CCB	17,472	67,938	17,472	67,938	112.5% CDI	11.33% to 14.82%
Other	824	5,679	428	3,364	105.8% and 110.8% CDI	12.59% and 13.27%
	30,597	94,357	27,281	83,361

(1)           TJ – Annual interest rate contracted

(2)           TIR – Annual internal rate of return

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of March 31, 2013, the principal of long-term borrowings, financing and debentures by maturity year is as follows:

		Consolidated		Parent Company
2014	2,240,358	8%	2,218,500	11%
2015	3,759,437	14%	3,764,296	18%
2016	3,403,989	13%	2,940,886	14%
2017	3,394,528	13%	2,716,996	13%
2018	3,614,378	13%	2,740,722	13%
After 2018	8,452,329	31%	6,295,315	31%
Perpetual bonds	2,013,800	8%
	26,878,819	100%	20,676,715	100%

•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current period:

		Consolidated		Parent Company
	3/31/2013	12/31/2012	3/31/2013	12/31/2012
Opening balance	29,304,704	27,149,687	24,139,992	23,335,636
Funding	349,329	3,510,834	350,078	2,712,471
Amortization	(615,410)	(4,539,026)	(446,349)	(4,713,335)
Other (*)	411,838	3,183,209	224,651	2,805,220
Closing balance	29,450,461	29,304,704	24,268,372	24,139,992

(*) Includes foreign exchange differences and inflation adjustments.

Borrowing and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them as of March 31, 2013.

In February 2013, the Company contracted an Export Credit Note amounting to R$100,000 from Banco Bradesco, which will mature in February 2016. This NCE (export credit note) bears interest equivalent to 8% per year released and interest will be paid on a semiannual basis, in February and August.

In February 2013, the Company contracted an Export Credit Note amounting to R$45,000 from Banco HSBC, which will mature in February 2016. This NCE (export credit note) bears interest equivalent to 8% per year released and interest will be paid on a semiannual basis, in February and August.

In March 2013, the Company contracted an Export Credit Note amounting to R$200,000 billion from Banco do Brasil, which will mature in March 2016. This NCE (export credit note) bears interest equivalent to 7.995% per year released and interest will be paid on a semiannual basis, in March and September.

•       Debentures

i. Companhia Siderúrgica Nacional

Fifth issue

In July 2011 the Company issued 115 nonconvertible, unsecured debentures, in single series, with a unit face value of R$10,000 totaling R$1,150,000 that pay interest equivalent to 110.80% of the CDI Cetip rate per year, and mature in July 2019, with early redemption option.

Sixth issue

In September 2012 the Company issued 156,500 nonconvertible, unsecured debentures, of which 106,500 1st series debentures and 50,000 2nd series debentures, with a unit face value of R$10 totaling R$1,565,000 that pay interest equivalent to 105.80% of the CDI Cetip rate for the 1st series and 106.00% per year for the 2nd series, maturing in March and September 2015, respectively, both with early redemption option.

ii. Transnordestina Logística

In March 2010 Transnordestina Logística S.A. obtained approval from the Northeast Development Fund – FDNE for its 1st Private Issue of convertible debentures, consisting of eight series in the total amount of R$2,672,400. The first, third, and fourth series refer to funds to be invested in the Missão Velha – Salgueiro – Trindade and Salgueiro – Porto de Suape module, which also includes the investments in the Suape Port, and the reconstruction of the Cabo to Porto Real de Colégio railroad section. The second, fifth and sixth series refer to funds to be invested in the Eliseu Martins – Trindade module. The seventh and eighth series refer to funds to be invested in the Missão Velha – Pecém module, which also includes the investments in the Pecém Port.

	Number	Unit				Balance (R$)
Series	Issued	face value	Issue	Maturity	Charges	3/31/2013
1st	336,647,184	R$ 1.00	3/09/2010	10/03/27	TJLP + 0.85% p.a	336,647
2nd	350,270,386	R$ 1.00	11/25/2010	10/03/27	TJLP + 0.85% p.a	350,270
3rd	338,035,512	R$ 1.00	12/01/2010	10/03/27	TJLP + 0.85% p.a	338,036
4th	468,293,037	R$ 1.00	10/04/2011	10/03/27	TJLP + 0.85% p.a	468,293
5th	121,859,549	R$ 1.00	9/21/2012	10/03/27	TJLP + 0.85% p.a	121,860

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties, as shown in the table below, and do not include guarantees provided for subsidiaries and jointly controlled entities.

	3/31/2013	12/31/2012
'Property, plant and equipment	10,803	12,233
	10,803	12,233

14.   FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

Considering the nature of these instruments, their fair value is basically determined by the use of Brazil’s money market and mercantile and futures exchange quotations. The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

•           Classification of financial instruments

Consolidated						3/31/2013					12/31/2012					'1/1/2012
	Note	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances

Assets
Current assets
Cash and cash equivalents	5			11,332,139		11,332,139			11,891,821		11,891,821			13,440,690		13,440,690
Trade receivables, net	6			1,505,989		1,505,989			1,646,090		1,646,090			1,443,916		1,443,916
Guarantee margin on financial instruments	8 and 14			218,911		218,911			426,328		426,328			407,467		407,467
Derivative financial instruments	8 and 14		154,501			154,501		239,266			239,266		53,045			53,045

Non-current assets
Other trade receivables	8			7,165		7,165			8,983		8,983			10,043		10,043
Investments		1,950,161				1,950,161	2,336,137				2,336,137	2,089,307				2,089,307
Derivative financial instruments	8												374,455			374,455
Short-term investments				118,648		118,648			116,753		116,753			139,679		139,679

Liabilities
Current liabilities
Borrowings and financing	13				2,696,596	2,696,596				2,200,152	2,200,152				2,630,930	2,630,930
Derivative financial instruments	14 and 15		145,176			145,176		244,333			244,333		2,971			2,971
Trade payables					1,827,730	1,827,730				2,025,461	2,025,461				1,102,600	1,102,600
Non-current liabilities
Borrowings and financing	13				26,878,819	26,878,819				27,237,521	27,237,521				24,697,087	24,697,087
Derivative financial instruments	14 and 15												373,430			373,430

•           Fair value measurement

The financial instruments recognized at fair value require the disclosure of fair value measurements in three hierarchy levels.

•           Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•           Level 2: other available inputs, except those of Level 1 that are observable for the asset or liability, whether directly (i.e., prices) or indirectly (i.e., derived from prices)

•           Level 3: inputs unavailable due to slight or no market activity and which is significant for the definition of the fair value of assets.

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated				3/31/2013				12/31/2012				'1/1/2012
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Derivative financial instruments		154,501		154,501		239,266		239,266		53,045		53,045
Non-current assets
Investments	1,950,161			1,950,161	2,336,137			2,336,137	2,089,307			2,089,307
Derivative financial instruments										374,455		374,455

Liabilities
Current liabilities
Derivative financial instruments		145,176		145,176		244,333		244,333		2,971		2,971
Non-current liabilities
Derivative financial instruments										373,430		373,430

II – investments in financial instruments classified as available for sale and measured at fair value through OCI

These consist mainly of investments in shares acquired in Brazil involving top ranked companies, which are recognized in non-current assets, and any gains or losses are recognized in shareholders' equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

Potential impairment of financial assets classified as available for sale

The Company has investments in common (USIM3) and preferred (USIM5) shares (“Usiminas Shares”), designated as available-for-sale financial assets  as they do not meet the criteria to be classified within any of the other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset under line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA).

Considering the volatility of the quotations of Usiminas shares, the Company evaluated whether, at the end of the reporting period, there was objective evidence of impairment of these financial assets, i.e., the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument shows a drop of 20% or more in its market value or from the time there is a significant drop in its market value as compared to its acquisition price during more than twelve months.

Based on the qualitative and quantitative elements, management concluded, in its best judgment, that there was evidence of a significant impairment of the investment in Usiminas shares as of June 30, 2012, and, consequently, reclassified the accumulated losses recorded in other comprehensive income amounting to R$1,599,485, net of income tax and social contribution, to profit for the year, by recognizing R$2,022,793 in other operating expenses and R$423,308 in deferred taxes.

In December 2012 there was an additional recognition of R$264,441 related to deferred taxes on accumulated losses due to the annual analysis of the effective income tax and social contribution rate that took into consideration the temporary differences generated by this investment in CSN subsidiaries resulting from the reclassification of accumulated losses.

Beginning this date, pursuant to a Company's policy, gains arising from the positive variation of the quotation of shares during the second six month-period ended December 31, 2012 amounting to R$730,812, net of income tax and social contribution, were recognized in other comprehensive income. Losses resulting from share depreciations in first quarter ended March 31, 2013, amounting to R$255,290, have also been accounted for in other comprehensive income as this line item records positive balances. The positive balance totals R$475,523.

The Company continues to evaluate strategic alternatives with respect to its investment in Usiminas. These initiatives can, for example, affect the way an investment is recorded in the Company’s financial statements.

III – Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and possible losses are recognized as finance income or finance costs, respectively.

The amounts are recognized in the financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except the amounts below.

The estimated fair values of consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		3/31/2013		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	2,016,541	2,051,907	2,046,281	2,102,366
Fixed rate notes	5,921,001	6,601,998	6,067,555	6,811,081

IV            Financial risk management policy

The Company has and follows a policy of managing its risks, with guidelines regarding the risks incurred by the company.  Pursuant to this policy, the nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The credit limits and the quality of counterparties’ hedge instruments are also periodically reviewed.

The risk management policy was established by the Board of Directors. Under this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

Under the terms of the risk management policy, the Company manages some risks by using derivative financial instruments. The Company’s risk policy prohibits any speculative deals or short sales.

•         Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in note 13.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At March 31, 2013	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	2,696,596	5,999,795	10,412,895	10,466,129	29,575,415
Derivative financial instruments	145,176				145,176
Trade payables	1,827,730				1,827,730

At December 31, 2012
Borrowings, financing and debentures	2,200,152	2,838,954	10,248,009	14,150,558	29,437,673
Derivative financial instruments	244,333				244,333
Trade payables	2,025,461				2,025,461

At January 1, 2012
Borrowings, financing and debentures	2,630,930	2,148,416	6,403,430	16,145,241	27,328,017
Derivative financial instruments	2,971	373,430			376,401
Trade payables	1,102,600				1,102,600

•         Foreign exchange rate risk

The Company assesses its exchange exposure by subtracting its liabilities from its assets denominated in dollar and euro, thus arriving at its net exchange exposure, which is the foreign currency exposure risk. Therefore, besides the trade receivables arising from exports and investments overseas that in economic terms constitute natural hedges, the Company further considers and uses various financial instruments, such as derivative instruments (US$ to real and euro to dollar swaps, and forward exchange contracts, etc.) to manage its risks of fluctuations in currencies other than the Brazilian real.

•         Policies on the use of hedging derivatives

The Company’s financial policy reflects the parameters of liquidity, credit and market risks approved by the Audit Committee and Board of Directors. The use of derivative instruments in order to prevent fluctuations in interest and exchange rates from having a negative impact on the company’s balance sheet and income statement should consider the same parameters. As provided for in internal rules, this financial investment policy has been approved and is being managed by the finance officers.

At the meetings of the Executive Officers and Board of Directors, the officers and directors routinely present and discuss the Company’s financial positions. Under the bylaws, transactions involving material amounts require the prior approval of management bodies. The use of other derivative instruments is contingent upon the express prior approval of the Board of Directors.

To finance its activities, the Company resorts to the capital markets, both locally and internationally, and based on the indebtedness profile it is seeking, part of the debt is pegged to foreign currency, basically to the US dollar, which causes Management to seek hedging for debt through derivative financial instruments.

To contract derivative financial instruments for hedging within the internal control structure, the following policies are adopted:

•           ongoing calculation of exchange exposure that occurs by analyzing assets and liabilities exposed to foreign currency, under the following terms: (i) trade receivables and payables in foreign currency; (ii) cash and cash equivalents and debts in foreign currency considering the maturity of the assets and liabilities exposed to exchange fluctuations;

•           presentation of the financial position and exchange exposure on a routine basis of meetings of the Executive Officers and Board of Directors that approve the hedging strategy;

•           carrying out derivative hedging transactions only with leading banks, diluting the credit risk through diversification among these banks;

The consolidated net exposure as of March 31, 2013 is as follows.

		3/31/2013
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	5,086,931	3,969
Derivative guarantee margin	100,336
Trade receivables	216,551	35,489
Intercompany borrowings	156,522	80,422
Advances to suppliers	57,259	715
Other assets	181	39,895
Total assets	5,617,780	160,490
Borrowings and financing	(4,992,905)	(119,711)
Trade payables	(238,573)	(2,448)
Other liabilities	(25,406)	(12,871)
Intercompany borrowings	(34,527)
Total liabilities	(5,291,411)	(135,030)
Gross exposure	326,369	25,460
Notional amount of derivatives contracted	10,000	(180,000)
Net exposure	336,369	(154,540)

Gains and losses on these transactions are consistent with the policies and strategies defined by management.

•         Exchange swap transactions

The Company carries out exchange swap transactions in order to hedge its assets and liabilities against any fluctuations in the US dollar-real parity. This hedge through exchange swaps provides the Company, through the long position of the contract, with a forward rate agreement (FRA) gain on the exchange coupon, which at the same time improves our investment rates and reduces the cost of our funding in the international market.

As of March 31, 2013, the Company had a long position in exchange swap of US$10,000,000 (US$10,000 as of December 31, 2011) where we received, in the long position, exchange rate change plus 3.5% per year on average (in 2012, exchange rate change plus 3.5% per year), and paid 100% of CDI, in the short position of the exchange swap contract.

As of March 31, 2013, the consolidated position of these contracts is as follows:

•         US dollar-to-real exchange swap

					3/31/2013				12/31/2012				1/1/2012
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional amount (US$’000)	Asset position	Liability position	Amount receivable	Notional amount (US$’000)	Asset position	Liability position	Amount receivable	Notional amount (US$’000)	Asset position	Liability position	Amount receivable
Santander	1/02/2015	10,000	22,392	(21,284)	1,108	10,000	22,686	(20,946)	1,740	10,000	19,329	(19,321)	8
Goldman Sachs	1/02/2015									190,000	371,174	(352,514)	18,660
HSBC	4/12/2012									93,000	176,930	(162,537)	14,393
		10,000	22,392	(21,284)	1,108	10,000	22,686	(20,946)	1,740	293,000	567,433	(534,372)	33,061

The position of outstanding transactions was recorded in the Company’s assets and totals R$1,108  as of March 31, 2013 (R$1,740 in assets as of December 31, 2012) and its effects are recognized in the Company’s finance income (costs) as loss totaling R$633  as of March 31, 2013 (loss of R$11,532  as of March 31, 2012) (see note 24).

•         Real-to-US dollar exchange swap

				1/1/2012
		Appreciation (R$)		Fair value (market)
Counterparties	Notional amount (US$)	Asset position	Liability position	Amount (payable)
Goldman Sachs	(70,000)	130,266	(130,787)	(521)
Santander	(30,000)	55,704	(56,030)	(326)
	(100,000)	185,970	(186,817)	(847)

•         Euro-to-US dollar exchange swap

In addition to the swaps above, the Company also contracted NDFs (non-deliverable forwards) to hedge its euro-denominated assets. Basically the Company contracted financial derivatives for its euro-denominated assets, where it will receive the difference between the US dollar exchange rate change for the period, multiplied by the notional amount (long position) and pay the difference between the exchange rate change in euro for the period on the notional euro amount on the contract date (short position). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparties prime financial institutions, contracted under the exclusive funds.

As of March 31, 2013, the consolidated position of these contracts was as follows:

					3/31/2013				12/31/2012				1/1/2012
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional amount (€’000)	Asset position	Liability position	Amount receivable	Notional amount (€’000)	Asset position	Liability position	Amount (payable)	Notional amount (€’000)	Asset position	Liability position	Amount (payable)
Itaú BBA	4/2/2013	65,000	174,934	(167,771)	7,163	40,000	51,793	(52,876)	(1,083)
HSBC	4/2/2013 to 5/15/2013	115,000	299,587	(296,743)	2,844	25,000	32,373	(33,047)	(674)	25,000	51,469	(48,556)	2,913
Goldman Sachs						25,000	32,363	(33,047)	(684)	40,000	128,761	(121,389)	7,372
Deutsche Bank										25,000	51,521	(48,556)	2,965
		180,000	474,521	(464,514)	10,007	90,000	116,529	(118,970)	(2,441)	90,000	231,751	(218,501)	13,250

The position of outstanding transactions was recorded in the Company’s assets and totals R$10,007  as of March 31, 2013 (R$2,441  in liabilities as of December 31, 2012) and its effects are recognized in the Company’s finance income (costs) as gain totaling R$5,396  as of March 31, 2013 (loss of R$5,423  as of March 31, 2012), of which R$4,611 refers to already settled transactions (see note 24).

•         Euro-to-US dollar exchange swap

The subsidiary Lusosider carries out transactions with derivatives to hedge its exposure against the euro-dollar fluctuation. As of March 31, 2013, the gross position was US$6,162 and the net position was US$38,230  (including the derivatives below).

					3/31/2013				12/31/2012
		Notional amount (US$’000)	Appreciation (R$)		Fair value (market)	Notional amount (US$’000)	Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity		Asset position	Liability position	Amount (payable)		Asset position	Liability position	Amount (payable)
BES	9/28/2013	30,092	60,755	(61,274)	(519)	44,392	90,687	(94,928)	(4,241)
BNP
		30,092	60,755	(61,274)	(519)	44,392	90,687	(94,928)	(4,241)

The position of outstanding transactions was recorded in the Company’s liabilities and totals R$519  as of March 31, 2013 (R$4,241  in liabilities as of December 31, 2012) and its results were consolidated in finance income (costs) as gain totaling R$3,478  as of March 31, 2013 (loss of R$1,293  as of March 31, 2012), of which R$2,959  refers to already settled transactions (see note 24).

•         Yen-to-US dollar exchange swap

					3/31/2013				12/31/2012
		Notional amount (yen)	Accounting position		Fair value (market)	Notional amount (yen)	Accounting position		Fair value (market)
Counterparties	Transaction maturity		Asset position	Liability position	Amount receivable		Asset position	Liability position	Amount receivable
Deutsche Bank	12/12/2013	59,090,000	143,341	(142,788)	553	59,090,000	237,525	(236,964)	561
		59,090,000	143,341	(142,788)	553	59,090,000	237,525	(236,964)	561

The position of outstanding transactions was recorded in the Company’s assets and totals R$553  as of March 31, 2013 (R$561  in assets as of December 31, 2012) and its and its results were consolidated in finance income (costs) as loss totaling R$8  as of March 31, 2013 (loss of R$28  as of March 31, 2012) (see note 24).

•         Sensitivity analysis of the US dollar-to-real exchange swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of March 31, 2013 recognized in assets, amounting to R$1,108. The Company considered the scenarios below for the real-dollar parity volatility.

- Scenario 1: (25% real appreciation) R$-US$ parity of 1.5104;

- Scenario 2: (50% real appreciation) R$-US$ parity of 1.0069;

- Scenario 3: (25% real depreciation) R$-US$ parity of 2.5173;

- Scenario 4: (50% real depreciation) R$-US$ parity of 3.0207.

						3/31/2013
	Risk	Notional amount (US$’000)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		2.0138	1.5104	1.0069	2.5173	3.0207

Net currency swap	US dollar fluctuation	10,000	(5,035)	(10,069)	5,035	10,069

Exchange exposure in functional currency R$	US dollar fluctuation	326,369	(164,310)	(328,621)	164,310	328,621
(not including exchange derivatives above)

Consolidated exchange exposure	US dollar fluctuation	336,369	(169,345)	(338,690)	169,345	338,690
(including exchange derivatives above)

•         Sensitivity analysis of the euro-to-dollar exchange swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of March 31, 2013 recognized in assets, amounting to R$10,007. The Company considered the scenarios below for the real-dollar parity volatility.

- Scenario 1: (25% real appreciation) R$-Euro parity of 1.9390;

- Scenario 2: (50% real appreciation) R$-Euro parity of 1.2927;

- Scenario 3: (25% real depreciation) R$-Euro parity of 3.2316;

- Scenario 4: (50% real depreciation) R$-Euro parity of 3.8780.

						3/31/2013
	Risk	Notional amount (€’000)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		2.5853	1.9390	1.2927	3.2316	3.8780

Net currency swap	Euro fluctuation	(180,000)	116,339	232,677	(116,339)	(232,677)

Exchange exposure in functional currency R$	Euro fluctuation	25,460	(16,455)	(32,911)	16,455	32,911
(not including exchange derivatives above)

Consolidated exchange exposure	Euro fluctuation	(154,540)	99,884	199,766	(99,884)	(199,766)
(including exchange derivatives above)

•         Sensitivity analysis of the dollar-to-euro swap

The sensitivity analysis is based in the assumption of maintaining, as a probable scenario, the fair values as of March 31, 2013 amounting to R$519  recognized in liabilities. The Company considered the scenarios below for the real-dollar parity volatility.

- Scenario 1: (25% real appreciation) Euro-dollar parity of 0.9629;

- Scenario 2: (50% real appreciation) Euro-dollar parity of 0.6419;

- Scenario 3: (25% real depreciation) Euro-dollar parity of 1.6048;

- Scenario 4: (50% real depreciation) Euro-dollar parity of 1.9257.

						3/31/2013
	Risk	Notional amount (US$’000)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		1.2838	0.9629	0.6419	1.6048	1.9257

Net currency swap	US dollar fluctuation	30,092	(9,658)	(19,316)	9,658	19,316

Exchange exposure in functional currency euro	US dollar fluctuation	(29,230)	9,381	18,763	(9,381)	(18,763)
(not including exchange derivatives above)

Consolidated exchange exposure	US dollar fluctuation	862	(277)	(553)	277	553
(including exchange derivatives above)

•         Interest rate risk

Short- and long-term liabilities indexed to floating interest rate and inflation indices. Due to this exposure, the Company undertakes derivative transactions to better manage these risks.

•         Interest rate swap transactions (LIBOR to CDI)

The objective of these transactions is to hedge transactions indexed to US dollar LIBOR against fluctuations in Brazilian interest rates. Basically, the Company carried out swaps of its obligations indexed to the LIBOR, in which it receives interest of 1.25% p.a. on the notional value of the dollar (long position) and pays 96% of the CDI on the notional amount in reais of the contract date (short position). The notional amount of this swap as of March 31, 2013 is US$64,500  thousand, hedging an export prepayment transaction in the same amount. The gains and losses on these contracts are directly related to fluctuations in exchange rates (US$) and interest rates (LIBOR and CDI). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

As of March 31, 2013, the position of these contracts is as follows:

					3/31/2013					12/31/2012
		Notional amount (US$’000)	Appreciation (R$)		Fair value (market) (R$)		Notional amount (US$’000)	Appreciation (R$)		Fair value (market) (R$)
Counterparties	Transaction maturity	2013	Asset position	Liability position	Amount payable	Transaction maturity	2012	Asset position	Liability position	Amount payable
CSFB	5/13/2013	64,500	109,515	(110,178)	(663)	2/13/2013	64,500	109,540	(110,226)	(686)

The position of outstanding transactions was recorded in the Company’s liabilities and totals R$663  as of March 31, 2013 (R$686  in liabilities as of December 31, 2012) and its effects are recognized in the Company’s finance income (costs) as gain totaling R$1,197  as of March 31, 2013 (loss of R$3,519  as of March 31, 2012), of which R$534  refers to already settled transactions.

•         Sensitivity analysis of interest rate swaps (LIBOR to CDI)

The sensitivity analysis is based in the assumption of maintaining, as a probable scenario, the fair values as of March 31, 2013 amounting to R$663  recognized in liabilities. The Company considered the scenarios below for the LIBOR (US$) and CDI interest rates volatility.

						3/31/2013
	Notional amount (US$’000)	Risk	25%	50%	25%	50%
LIBOR-to-CDI interest rate swap	64,500	(Libor) US$	(8,323)	(9,850)	8,323	9,850

•         Interest rate swap transactions (Fixed rate to CDI)

Its purpose is to peg obligations subject to a fixed rate to the fluctuation of the average interest rate of the one-day interbank deposits (CDI), calculated and disclosed by CETIP. Basically, the Company carried out swaps of its obligations indexed to the fixed rate, in which it receives interest on the notional amount (long position) and pays 100% of the CDI on the notional amount in reais of the contract date (short position). The notional amount of this swap as of March 31, 2013 is R$265,000. The gains and losses on this contract are directly related to CDI variation. In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

					3/31/2013
			Appreciation (R$)		Fair value (market) (R$)
Counterparties	Transaction maturity	Notional amount	Asset position	Lialibity position	Amounts receivable/ (payable)
Itaú BBA	3/1/2016	120,000	120,472	(120,462)	10
HSBC	2/5/2016 to 2/11/2016	145,000	144,528	(145,699)	(1,171)
		265,000	265,000	(266,161)	(1,161)

The position of outstanding transactions was recognized in the Company’s liabilities and totals R$1,161  as of March 31, 2013  and its effects were recognized in the Company’s finance income (costs) as loss totaling R$1,166 as of March 31, 2013.

•         Sensitivity analysis of interest rate swaps (Fixed rate to CDI)

The sensitivity analysis is based in the assumption of maintaining, as a probable scenario, the fair values as of March 31, 2013 amounting to R$1,161  recognized in liabilities. The Company considered the scenarios below for the fixed and CDI interest rates volatility.

						3/31/2013
	Notional amount (US$’000)	Risk	25%	50%	25%	50%
Fixed rate-to-CDI interest rate swap	265,000	Fixed rate	285	(4,359)	9,573	14,217

•         Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of March 31, 2013 in the consolidated interim financial statements.

		Impact on profit or loss
Changes in interest rates	% p.a.	3/31/2013	12/31/2012	1/1/2012
TJLP	5.00	7,465	8,409	8,676
Libor	0.44	5,590	6,535	11,510
CDI	7.01	51,505	49,566	71,766

•         Share market price risks

The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale. Equity investments refer to blue chips traded on BM&F BOVESPA.

The following table shows the impact of the net changes in the market value of financial instruments classified as available-for-sale on shareholders' equity, in other comprehensive income.

			Consolidated
	Other comprehensive income
	3/31/2013	12/31/2012	1/1/2012
Net change in available-for-sale assets	477,397	732,141	(767,015)

The Company considers as probable scenario the amounts recognized at market prices as of March 31, 2013. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of March 31, 2013. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered the scenarios below for volatility of the shares.

- Scenario 1: (25% appreciation of shares);

- Scenario 2: (50% appreciation of shares);

- Scenario 3: (25% devaluation of shares);

- Scenario 4: (50% devaluation of shares);

		Impact on equity
Companies	Probable	25%	50%	25%	50%
Usiminas	475,523	200,536	401,072	(200,536)	(401,072)
Panatlântica	1,874	2,738	5,476	(2,738)	(5,476)
	477,397	203,274	406,548	(203,274)	(406,548)

•         Credit risks

The exposure to credit risks of financial institutions is in line with the parameters established in the financial policy. The Company adopts the practice of analyzing in detail the financial position of its customers and suppliers, establishing a credit limit and conducting ongoing monitoring of the outstanding balance.

As regards short-term investments, the Company only makes investments in institutions with low credit risk as rated by credit rating agencies. As part of the funds is invested in repos (repurchase agreements) backed by Brazilian government bonds, there is also exposure to Brazil’s sovereign risk.

•         Capital management

The Company manages its capital structure to ensure that it will be capable of providing return to its shareholders and benefits to other stakeholders, and maintain an optimal capital structure to reduce this cost.

V – Margin deposits

The Company holds margin deposits totaling R$218,911 (R$426,328 as of December 31, 2012); this amount is invested at Deutsche Bank and Credit Suisse as guarantee of the derivative financial instrument contracts, basically swaps between CSN Islands VIII and CSN.

15.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

						Consolidated				Parent Company
	Current			Non-current			Current		Non-current
	3/31/2013	12/31/2012	1/1/2012	3/31/2013	12/31/2012	1/1/2012	3/31/2013	12/31/2012	3/31/2013	12/31/2012
Payables to related parties (Note 19 b and c )	718,282	703,236	456,902	7,860,473	7,758,093	7,736,132	940,127	889,414	7,968,837	7,905,889
Unrealized losses on derivatives (Note 14 I)	145,176	244,333	2,971			373,430	663	686
Dividends payable to Company owners (Note 19 a)	290,335	155,537	622,164				290,335	155,537
Dividends payable non-controlling shareholders	187,342	146,081	305,761				187,342	146,081
Advances from customers	27,182	31,062	13,136				20,151	17,927
Taxes in installments (Note 16)	167,657	166,818	312,664	1,097,709	1,085,079	1,922,283	140,255	139,731	933,196	917,602
Profit sharing - employees	38,201	7,771	127,762				26,498
Other payables	122,864	127,202	97,839	170,554	165,877	178,428	29,181	33,803	110,426	103,605
	1,697,039	1,582,040	1,939,199	9,128,736	9,009,049	10,210,273	1,634,552	1,383,179	9,012,459	8,927,096

16.   TAXES IN INSTALLMENTS

The position of the debts arising from these tax installment plans, recorded in taxes in installments in current and non-current liabilities, is as follows:

						Consolidated				Parent Company
	Current			Non-current			Current		Non-current
	3/31/2013	12/31/2012	1/1/2012	3/31/2013	12/31/2012	1/1/2012	3/31/2013	12/31/2012	3/31/2013	12/31/2012
Federal REFIS (a)	120,324	119,977	276,387	971,142	998,668	1,806,110	102,699	102,689	814,830	840,621
Other taxes in installments (b)	47,333	46,841	36,277	126,567	86,411	116,173	37,556	37,042	118,366	76,981
	167,657	166,818	312,664	1,097,709	1,085,079	1,922,283	140,255	139,731	933,196	917,602

a)             Tax Recovery Program (REFIS)

On November 26, 2009, the Group companies joined the Tax Recovery Programs established by Law 11,941/09 and Provisional Measure 470/2009, aimed at settling tax liabilities through a special payment system and installment plan for the settlement of tax and social security obligations. Joining the special tax programs reduced the amount of fines, interest and legal charges previously due.

In June 2011, the Group companies consolidated the debts enrolled in the tax program set forth by Law 11,941/09, payable in 180 SELIC-adjusted installments.

With respect to judicial deposits linked to REFIS proceedings, the Company obtained a favorable opinion from the National Treasury Attorney General’s Office (PGFN) that allows that part of this excess is used by the Company to partially settle the remaining balance of the tax installment program under Law 11,941/09 through offset, with the benefits granted to payments in cash. In light of this PGFN guidance and supported by previous court rulings, the Company carried out this offset. The balance of this excess deposit as of March 31, 2013 after these offsets was R$85,345 (R$84,392 as of December 31, 2012), recognized in line item Credits with the PGFN/RFB, in other non-current assets.

b)             Other tax installments (regular and other)

The Group companies also joined the Regular social security tax (INSS) installment plan and other plans.

17.   PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

						Consolidated
		3/31/2013		12/31/2012		1/1/2012
	Provisioned liabilities	Judicial deposits	Provisioned liabilities	Judicial deposits	Provisioned liabilities	Judicial deposits
Tax	192,855	76,233	178,657	99,400	95,840	355,337
Social security and labor	281,515	162,685	263,700	156,772	263,006	121,809
Civil	87,230	35,545	96,705	36,109	82,469	42,777
Environmental	6,680		7,056		6,906
Escrow deposits		9,188		11,350		26,805
	568,280	283,651	546,118	303,631	448,221	546,728
Legal obligations challenged in courts:
Tax
Education salary premium	24,077	46,193	24,077	46,193	33,121	36,189
Income tax/”Verão” plan	20,892	352,697	20,892	348,969	20,892	345,676
Other provisions	98,450	27,726	97,157	19,233	102,965	9,788
	143,419	426,616	142,126	414,395	156,978	391,653
	711,699	710,267	688,244	718,026	605,199	938,381

				Parent Company
		3/31/2013		12/31/2012
	Provisioned liabilities	Judicial deposits	Provisioned liabilities	Depósitos Judiciais
Tax	155,942	70,570	152,481	94,419
Social security and labor	239,718	136,553	223,127	131,399
Civil	67,841	32,132	74,134	32,110
Environmental	4,780		7,056
Escrow deposits		6,227		8,280
	468,281	245,482	456,798	266,208
Legal obligations challenged in courts:
Tax
Education salary premium	24,077	46,193	24,077	46,193
Income tax/”Verão” plan	20,892	352,697	20,892	348,969
Other provisions	98,450	27,726	97,157	19,233
	143,419	426,616	142,126	414,395
	611,700	672,098	598,924	680,603

The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended March 31, 2013 were as follows:

									Consolidated
						Current + non-current			Current
Nature	1/1/2012	12/31/2012	Additions	Inflation adjustment	Utilization	3/31/2013	3/31/2013	12/31/2012	1/1/2012
Tax	252,818	320,783	17,364	115	(1,988)	336,274			220
Social security	61,541	43,858				43,858
Labor	201,465	219,842	20,504	14,533	(17,222)	237,657	237,657	219,842	183,065
Civil	82,469	96,705	1,199	737	(11,411)	87,230	87,230	96,705	75,629
Environmental	6,906	7,056	1,900	800	(3,076)	6,680
	605,199	688,244	40,967	16,185	(33,697)	711,699	324,887	316,547	258,914

							Parent Company
					Current + non-current		Current
Nature	12/31/2012	Additions	Inflation	Utilization	3/31/2013	3/31/2013	12/31/2012
Tax	294,607	4,646	115	(7)	299,361
Social security	43,288				43,288
Labor	179,839	19,416	12,974	(15,799)	196,430	196,430	179,839
Civil	74,134	1,171	474	(7,938)	67,841	67,841	74,134
Environmental	7,056		800	(3,076)	4,780
	598,924	25,233	14,363	(26,820)	611,700	264,271	253,973

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, this provision includes tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

a) Tax lawsuits

I - Income tax and social contribution

“Verão” Plan - CSN is claiming the recognition of financial and tax effects on the calculation of income tax and social contribution, related to removal by the government of inflation measured according to the Consumer Price Index (IPC) in January and February 1989, involving a total percentage figure of 51.87% (‘Plano Verão”).

In 2004 the lawsuit was terminated with a final and unappealable decision that granted the right to apply the index of 42.72% (January 1989), with the 12.15% already applied to be deducted from this index. The final decision also granted application of the index of 10.14% (February 1989). The proceeding is currently at expert discovery stage.

As of March 31, 2013, there is an amount of R$352,697 (R$348,969 as of December 31, 2012) deposited in court, classified in a specific account of judicial deposits in long-term receivables, and a provision of R$20,892 (R$20,892 as of December 31, 2012), which represents the portion not recognized by the courts.

II - Salary premium for education - "Salário Educação"

CSN has filed a lawsuit challenging the constitutionality of the salary premium for education and for discussing the possibility of recovering the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was unsuccessful, and the TRF upheld the decision unfavorable to CSN, a decision that is final and unappealable.

In view of the final and unappealable decision, CSN tried to make payment of the amount due, though the FNDE and INSS did not reach an agreement as to which agency should receive it. They also required that the amount should be paid along with a fine, with which the Company did not agree.

Lawsuits were then filed challenging the above events, with judicial deposit of the amounts involved in the lawsuits. In the first lawsuit, the lower court partly accepted the Company’s request, with the judge deducting the fine, but upholding the SELIC rate, with counterarguments against the defendant’s appeal against the SELIC rate.

As of March 31, 2013 the accrued totals R$24,077 (R$24,077 as of December 31, 2012) amount and judicial deposit amounts to R$46,193 (R$46,193 as of December 31, 2012).

III - Other

CSN has also recognized provisions for lawsuits relating to INSS, FGTS Complementary Law 110, PIS Law 10,637/02 and PIS/COFINS - Manaus Free Trade Zone, totaling R$98,450  as of March 31, 2013 (R$97,157 as at December 31, 2012), which includes legal charges.

b) Payroll and related taxes

As of March 31, 2013, the Group is a defendant in 10,149 labor lawsuits, for which a provision has been recorded in the amount of R$237,657 (R$219,842 as of December 31, 2012). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) as a result of federal government economic plans, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, and differences in profit sharing from 1997 to 1999 and from 2000 to 2002.

c) Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan, and reimbursement of costs incurred in labor courts. For lawsuits involving civil matters, a provision has been recognized in the amount of R$87,230  as of March 31, 2013 (R$96,705  as of December 31, 2012)

d) Other

▪  Competition

On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE, which aimed at annulling its fine for the alleged infringements laid down in Articles 20 and 21, I, of Law 8,884/1984. The Company filed appropriate appeals against this decision, which were dismissed, resulting in the filing of a Motion for clarification, which is pending judgment. The collection of the R$65,292 fine is suspended by a Court decision, which stays the collection as from the date CSN issued a guarantee letter. This proceeding is classified as risk of possible loss.

▪  Environmental

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities, and public civil actions claim regularization coupled with compensation, in most cases claiming environmental recovery. In general these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. The environmental proceedings total R$6,680 (R$7,056 as of December 31, 2012).

In July 2012 the Company received a legal notice in the lawsuit filed by the State Attorney's Office of the State of Rio de Janeiro, related to Volta Grande IV district in the city of Volta Redonda-RJ, claiming, among others, the removal of two industrial waste cells and 750 (seven hundred and fifty) homes. This lawsuit is classified as probable loss risk, but there is not an estimated amount due to the illiquidity of the claims.

As a result of the lawsuit mentioned in the paragraph above, after August 2012 the Company received legal notices related to some lawsuits filed by one of the dwellers of the Volta Grande IV district, who claims the payment of compensation for property damages and pain and suffering, whose amounts are illiquid at the moment, and this lawsuit is classified as possible loss risk.

▪  Other administrative proceedings and lawsuits

The Group is a defendant in other administrative and judicial proceedings (tax, social security, labor, civil, and environmental), in the approximate amount of R$14,923,400, of which R$1,131,418  related to labor and social security lawsuits, R$535,213  to civil lawsuits, and R$41,287  to environmental lawsuits. The assessments made by legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

As for the tax lawsuits these represent R$13,215,482, broken down as follows:

a)      R$1,835,394  refers to the assessment notice issued against the Company for an alleged nonpayment of income tax (IRPJ) and social contribution on net income (CSLL) on profits recognized in the balance sheets of its foreign subsidiaries. In view of the recent changes in administrative and judicial decisions, our outside legal counsel classified the possibility of an unfavorable outcome as possible.

b)      R$7,433,676  refers to the tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its subsidiary NAMISA to a Japanese-Korean consortium, thus failing to determine and pay taxes on the capital gain resulting from this transaction. In light of the evidence that shows that such sale was not completed, our outside legal counsel classified the possibility of an unfavorable outcome as possible.

c)      R$3,946,412 refers to other tax (federal, state, and municipal) and social security lawsuits.

18.   PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND ASSET DECOMMISSIONING

a) Environmental liabilities

As of March 31, 2013, a provision is recognized in the amount of R$390,774 (R$383,405 as of December 31, 2012) in consolidated and Company for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever needed. These are management’s best estimates considering recovery studies in areas that have been degraded and are in the process of being used for activities. This provision is recognized in operating expenses.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The long-term interest rate used to discount the provision to present value through March 31, 2013 was 11.00%. The liability recognized is periodically updated based on the general market price index (IGPM) for the period.

b) Decommissioning of assets

Obligations on decommissioning of assets consist of estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset decommissioning cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset. The liability recognized as of March 31, 2013 is R$21,961  (R$21,292  as of December 31, 2012) in consolidated and R$17,626  (R$17,082  as of December 31, 2012) in Company.

19.   RELATED-PARTY BALANCES AND TRANSACTIONS

a)     Transactions with Holding Company

Vicunha Siderurgia S.A. is a holding company set up for the purpose of holding equity interests in other companies and is the Company’s main shareholder, with 47.86% of the voting shares.

Rio Iaco Participações S.A. holds 3.99% interest in CSN.

•  Liabilities

Companies	Proposed		Paid
	Dividends	Interest on capital	Dividends
Vicunha Siderurgia		267,984	143,563
Rio Iaco		22,351	11,974
Total at 3/31/2013		290,335	155,537
Total at 12/31/2012	155,537	290,335	622,164

Vicunha Siderurgia’s corporate structure is as follows (information not reviewed):

Vicunha Aços S.A. – holds 99.99% of Vicunha Siderurgia S.A.

Vicunha Steel S.A. – holds 66.96% of Vicunha Aços S.A.

National Steel S.A. – holds 33.04% of Vicunha Aços S.A.

CFL Participações S.A. – holds 40% of National Steel S.A. and 39.99% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 60% of National Steel S.A., 59.99% of Vicunha Steel S.A. and 99.99% of Rio Iaco Participações S.A.

b)     Transactions with subsidiaries, jointly controlled entities, associates and exclusive funds.

•  Assets

					Consolidated
Companies	Trade receivables	Loans/ Prepayment (1)	Dividends receivable	Other	Total

Joint controlled entities
Nacional Minérios S.A.	64,931	315,204	926,949	2,679	1,309,763
MRS Logística S.A.	87		28,501		28,588
CBSI - Companhia Brasileira de Serviços e Infraestrutura				9,575	9,575
CGPAR - Contrução Pesada S.A.				12,646	12,646
Associates
Arvedi Metalfer do Brasil S.A.		5,109			5,109
Total at 3/31/2013	65,018	320,313	955,450	24,900	1,365,681
Total at 12/31/2012	182,410	319,907	955,869	30,075	1,488,261
Total at 1/1/2012	78,948	292,716	655,879		1,027,543

(1)  Nacional Minérios S.A - Refers to prepayment transactions with indirect subsidiaries CSN Europe, CSN Portugal , andCSN Ibéria. US$ contract: interest of 5.37% p.a. to 6.8% p.a. and final maturity in June 2015. As of March 31, 2013, loans total R$315,204 (R$314,844 as of December 31, 2012) of which R$5,079 is classified in current (R$145 as of December 31, 2012) and R$310,125 is classified in non-current (R$314,699 as of December 31, 2012).

								Parent Company
Companies	Trade receivables (*)	Loans (1)	Dividends receivable	Advance for future capital increase	Short-term and other investments (2)	Derivative financial instruments (3)		Total
							Other (4)

Subsidiaries
CSN Islands VIII Corp.						143,341		143,341
Sepetiba Tecon S.A.	135		16,701					16,836
Mineração Nacional S.A.			95					95
Florestal Nacional S.A.		184,565		26				184,591
Estanho de Rondônia S.A.			4,688	850				5,538
Cia Metalic Nordeste				220				220
Companhia Metalúrgica Prada	224,885			20,000				244,885
CSN Cimentos S.A.	13,524							13,524
Transnordestina Logística S.A.		358,007		129,703				487,710
CSN Europe Lda.	9,883							9,883
CSN Portugal, Unipessoal Lda.	21,942							21,942
CSN Handel GmbH	209,333							209,333
Companhia Brasileira de Latas	14,972						64,416	79,388
	494,674	542,572	21,484	150,799		143,341	64,416	1,417,286
Joint controlled entities
Nacional Minérios S.A.	64,931		926,949				2,679	994,559
Itá Energética S.A.			7,750					7,750
MRS Logística S.A.	87		28,501					28,588
CBSI - Companhia Brasileira de Serviços e Infraestrutura							9,575	9,575
CGPAR - Contrução Pesada S.A.							25,292	25,292
	65,018		963,200				37,546	1,065,764
Associates
Arvedi Metalfer do Brasil S.A.		5,109						5,109
Exclusive funds
Diplic, Mugen and Vértice					746,786			746,786
Total at 3/31/2013	559,692	547,681	984,684	150,799	746,786	143,341	101,962	3,234,945
Total at 12/31/2012	508,133	397,624	985,973	134,858	1,008,151	237,525	108,345	3,380,609

(*) Intercompany receivables arise from product sales and service transactions between the parent and its subsidiaries.

(1)  Florestal Nacional S.A. – R$ contracts: interest equivalent to 100.5% to 101.5% of the CDI p.a. with final maturity in May 2018. As of March 31, 2013, loans total R$184,565(R$181,595 as of December 31, 2012) of which R$39,847 is classified in current (R$36,877 as of December 31, 2012) and R$144,718 is classified in non-current (R$144,718 as of December 31, 2012).

 Transnordestina Logística S.A – R$ contracts: interest equivalent to 101.5% to 102.5% of the CDI p.a. with final maturity in March 2015. As of March 31, 2013, loans total R$358,007  (R$210,966  as of December 31, 2012) of which R$51,664  is classified in current (R$47,457  as of December 31, 2012) and R$306,343  is classified in non-current (R$163,509  as of December 31, 2012).

Arvedi Metalfer do Brasil S. A. – Euro contract: interest of 3.8% p.a. with maturity in June 2013, classified in short term .

(2)  Short-term investments total R$635,657  as of March 31, 2013  (R$874,395  as of December 31, 2012) and investments in Usiminas shares classified as available-for-sale total R$111,129  (R$133,756  as of December 31, 2012).

(3)  Financial instruments contract, specifically swap between CSN and CSN Islands VIII.

(4)  Companhia Brasileira de Latas - receivables of R$79,388 (R$80,295 as of December 31, 2012), of which R$14,972  is classified in current (R$15,879  as of December 31, 2012) and R$64,416  is classified in non-current (R$64,416  as of December 31, 2012). Refer to business and financial receivables totaling R$326,207, of which R$246,819  is accrued for transactions for the period before the acquisition, which is reversed only when received.

CBSI - Companhia Brasileira de Serviços de Infraestrutura – Advance amounting to R$9,575 (R$8,952 as of December 31, 2012), of which R$6,063 is classified in current (R$8,952 as of December 31, 2012) and R$3,512 is classified in non-current.

CGPAR – Construção Pesada S.A. – Advance amounting to R$25,292 (R$27,708 as of December 31, 2012) of which R$6,820 is classified in current (R$9,236 as of December 31, 2012) and R$18,472 is classified in non-current (R$18,472 as of December 31, 2012).

Nacional Minérios S.A. – Other receivables amounting to R$2,679 (R$7,269 as of December 31, 2012) of which R$2,149 is classified in current (R$6,739 as of December 31, 2012) and R$530 is classified in non-current (R$530 as of December 31, 2012).

•  Liabilities

					Consolidated
Companies	Other payables		Loans (1)	Trade payables	Total
	Accounts payable	Advances from customers (4)
Joint controlled entities
Nacional Minérios S.A.	13,150	8,560,355	69,528		8,643,033
MRS Logística S.A.	5,230			6,977	12,207
CBSI - Companhia Brasileira de Serviços e Infraestrutura				7,911	7,911
CGPAR - Contrução Pesada S.A.				177	177
Total at 3/31/2013	18,380	8,560,355	69,528	15,065	8,663,328
Total at 12/31/2012	24,791	8,436,319	71,506	10,154	8,542,770
Total at 1/1/2012	15,845	8,176,658	63,917	10,618	8,267,038

(1)  Nacional Minérios S.A – Refers to a loans between indirect subsidiaries Namisa Europe, Unipessoal Lda and CSN Europe Lda. US$ contract: interest of 5.37% p.a. and final maturity in June 2015. As of March 31, 2013, this loan totals R$69,528  (R$71,506  as of December 31, 2012).

							Parent Company
Companies	Borrowings and financing			Other payables		Trade payables	Total
	Prepayment (1)	Fixed rate notes and intercompany bonds (2)	Intercompany loans (3)	Accounts payables	Advances from customers (4)

Subsidiaries
CSN Islands VIII Corp.		1,287,161					1,287,161
Estanho Rondônia S.A.						11,478	11,478
Companhia Metalúrgica Prada				200		9,176	9,376
CSN Cimentos S.A.				330,009		177	330,186
Congonhas Minérios S.A.			1,407,013				1,407,013
CSN Europe Lda.			66,054				66,054
CSN Ibéria Lda.			49,903				49,903
CSN Portugal, Unipessoal Lda.	187,448						187,448
CSN Resources S.A.	2,077,471	2,136,231	602,435				4,816,137
Other (*)						1,996	1,996
	2,264,919	3,423,392	2,125,405	330,209		22,827	8,166,752
Joint controlled entities
Nacional Minérios S.A.				13,150	8,560,355	13	8,573,518
MRS Logística S.A.				5,230		6,977	12,207
CBSI - Companhia Brasileira de Serviços e Infraestrutura						7,911	7,911
CGPAR - Contrução Pesada S.A.						353	353
				18,380	8,560,355	15,254	8,593,989
Total at 3/31/2013	2,264,919	3,423,392	2,125,405	348,589	8,560,355	38,081	16,760,741
Total at 12/31/2012	2,339,776	3,545,340	2,105,348	358,765	8,436,319	39,364	16,824,912

(1)     US$ contracts - CSN Portugal: interest of 6.15% p.a. maturing in May 2015.

US$ contracts - CSN Resources: interest of 4.07% p.a. maturing in August 2022.

(2)     Yen contracts - CSN Islands VIII: interest of 5.65% p.a. maturing in December 2013.

US$ contracts - CSN Resources: interest of 4.14% p.a. maturing in July 2015.

US$ contracts - CSN Resources: Intercompany bonds with interest of 9.125% p.a. maturing in June 2047.

(3)     US$ contracts - CSN Europe: semiannual Libor + 2.25% p.a. maturing in December 2013.

US$ contracts - CSN Resources: interest of 2.01% to 2.50% p.a. maturing in February 2014.

US$ contracts - CSN Ibéria: semiannual Libor + 3% p.a. with undefined maturity.

R$ contracts - Congonhas Minérios: 110.79% of CDI p.a. with final maturity in May 2018.

(4)     Nacional Minérios: The advance from customers received from jointly controlled entity Nacional Minérios S.A. refers to the contractual obligation for supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

MRS Logística: We have recorded in other payables the amount accrued to cover contractual expenses for block rates, take or pay, and fuel trigger relating to the railroad transportation agreement.

(*) Other: Cia. Metalic Nordeste, Sepetiba Tecon and Companhia Brasileira de Latas.

•  Profit or loss

The main transactions carried out by CSN with its subsidiaries and jointly controlled entities are sales and purchases of products and services, which include the supply of iron ore, steel, the provision of port services and railroad transportation, as well as the supply of electric power for operations.

						Consolidated
Companies	Revenues			Expenses
	Sales	Interest	Total	Purchases	Interest	Total
Joint controlled entities
Nacional Minérios S.A.	69,632		69,632	9,966	101,701	111,667
MRS Logística S.A.				101,784		101,784
CBSI - Companhia Brasileira de Serviços e Infraestrutura				24,628		24,628
CGPAR - Contrução Pesada S.A.				14,983		14,983
Associates
Arvedi Metalfer do Brasil S.A.		46	46
Total at 3/31/2013	69,632	46	69,678	151,361	101,701	253,062
Total at 3/31/2012	262,028		262,028	96,620	98,424	195,044

								Parent Company
Companies	Revenues				Expenses
	Sales	Interest	Exchange differences	Total	Purchases	Interest	Exchange differences	Total

Subsidiaries
CSN Islands VIII Corp.			41,723	41,723		17,494		17,494
CSN Portugal, Unipessoal Lda.			2,931	2,931		2,834		2,834
CSN Europe Lda.		116	688	804
CSN Resources S.A.			69,853	69,853		58,609		58,609
CSN Handel GmbH	441,867			441,867			1,060	1,060
CSN Ibéria Lda.			728	728		328		328
Companhia Metalúrgica Prada	257,880			257,880	22,414			22,414
CSN Cimentos S.A.	32,061			32,061	590	5,361		5,951
Companhia Metalic Nordeste	22,433			22,433	345			345
Estanho de Rondônia S.A.					9,640			9,640
Florestal Nacional S.A.		2,969		2,969
Sepetiba Tecon S.A.	808			808	521			521
Congonhas Minérios S.A.						27,294		27,294
Transnordestina Logística S.A.		4,174		4,174
CSN Energia S.A.					60,188			60,188
Companhia Brasileira de Latas	21,030			21,030	542			542
	776,079	7,259	115,923	899,261	94,240	111,920	1,060	207,220
Joint controlled entities
Nacional Minérios S.A.	69,632			69,632	9,966	254,252		264,218
MRS Logística S.A.					101,784			101,784
CBSI - Companhia Brasileira de Serviços e Infraestrutura					24,628			24,628
CGPAR - Contrução Pesada S.A.					29,966			29,966
	69,632			69,632	166,344	254,252		420,596
Associates
Arvedi Metalfer do Brasil S.A.		46		46
Exclusive funds
Diplic, Mugen and Vértice		12,760		12,760
Total at 3/31/2013	845,711	20,065	115,923	981,699	260,584	366,172	1,060	627,816
Total at 3/31/2012	820,634	5,520	157,546	983,700	192,231	354,245	56,340	602,816

c)     Other unconsolidated related parties

•  CBS Previdência

The Company is the main sponsor of this non-profit entity established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans, as detailed in note 27.

•  Fundação CSN

The Company develops socially responsible policies concentrated today in Fundação CSN, which it sponsors. The transactions between the parties relate to the operating and financial support for Fundação CSN to carry out the social projects undertaken mainly in the locations where the Company operates.

•  Banco Fibra

Banco Fibra is under the control structure of Vicunha Siderurgia and the financial transactions carried out with this bank are limited to current account operations and investments in fixed-income securities.

•  Ibis Participações e Serviços

Ibis Participações e Serviços is under the control of a Board member of the Company.

•  Companhia de Gás do Ceará

A natural gas distributor under the control structure of Vicunha Siderurgia.

The balances and transactions between the Company and these entities are as follows:

I) Assets and liabilities

Companies	Assets				Liabilities
	Trade receivables	Loans (1) / Banks	Actuarial asset	Total	Accounts payable	Actuarial liability	Total
CBS Previdência (Note 27)			93,546	93,546		17,939	17,939
Fundação CSN	1,829	903		2,732	20		20
Banco Fibra		40		40
Usiminas	12,963			12,963
Panatlântica	32,555			32,555
Total at 3/31/2013	47,347	943	93,546	141,836	20	17,939	17,959
Total at 12/31/2012	44,611	975	93,546	139,132	219	17,939	18,158
Total at 1/1/2012	54,871	72		54,943	531	11,673	12,204

(1)     Fundação CSN – R$ contracts: interest equivalent to 102% of CDI p.a. with final maturity in June 2016. As of March 31, 2013, loans total R$903 (R$903 as of December 31, 2012) of which R$229  is classified in current (R$154  as of December 31, 2012) and R$674  is classified in non-current (R$749  as of December 31, 2012).

ii) Profit or loss

Companies	Revenues			Expenses
	Sales	Interest	Total	Expenses on pension fund	Purchases / other expenses	Total
Fundação CSN		15	15		232	232
Usiminas	11,470		11,470
Panatlântica	97,733		97,733
Ibis Participações e Serviços					2,526	2,526
Companhia de Gás do Ceará					523	523
Total at 3/31/2013	109,203	15	109,218		3,281	3,281
Total at 3/31/2012	101,903		101,903	16,243	4,704	20,947

d)     Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and the executive officers. The following is information on the compensation of such personnel and the related balances as of March 31, 2013.

	3/31/2013	3/31/2012
	Profit or loss
Short-term benefits for employees and officers	3,369	2,442
Post-employment benefits	33	27
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	3,402	2,469

n/a – not applicable

e)     Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions contained in Law 6404/76, as amended by Law 9457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are preserved, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

20.   SHAREHOLDERS' EQUITY

i. Paid-in capital

Fully subscribed and paid-in capital as of March 31, 2013 is R$4,540,000 (R$4,540,000 as of December 31, 2012) represented by 1,457,970,108 (1,457,970,108 as of December 31, 2012) book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

ii. Authorized capital

The Company’s bylaws in effect as of March 31, 2013 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

iii. Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of share capital.

iv. Treasury shares

As of March 31, 2013, the Company did not have any treasury shares.

v. Ownership structure

As of March 31, 2013, the Company’s ownership structure was as follows:

		3/31/2013		12/31/2012
	Number of common shares	% of total shares	Number of common shares	% of total shares
Vicunha Siderurgia S.A.	697,719,990	47.86%	697,719,990	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.99%	58,193,503	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.88%	12,788,231	0.88%
BNDES Participações S.A. - BNDESPAR	27,509,316	1.89%	27,509,316	1.89%
JP Morgan Chase Bank - ADRs	325,554,150	22.33%	342,997,950	23.53%
BOVESPA	336,204,918	23.05%	318,761,118	21.85%
	1,457,970,108	100.00%	1,457,970,108	100.00%

(*) Rio Iaco Participação S. A. is a company part of the control group.

21.   NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	3/31/2013	3/31/2012	3/31/2013	3/31/2012
Gross revenue
Domestic market	3,380,022	3,333,592	3,124,974	2,921,027
Foreign market	1,069,187	908,066	461,662	222,205
	4,449,209	4,241,658	3,586,636	3,143,232
Deductions
Cancelled sales and discounts	(47,502)	(85,746)	(45,932)	(90,887)
Taxes levied on sales	(759,724)	(720,428)	(687,489)	(642,889)
	(807,226)	(806,174)	(733,421)	(733,776)
Net revenue	3,641,983	3,435,484	2,853,215	2,409,456

22.   EXPENSES BY NATURE

		Consolidated		Parent Company
	3/31/2013	3/31/2012	3/31/2013	3/31/2012
Raw materials and inputs	(1,391,167)	(1,205,315)	(914,581)	(843,015)
Labor cost	(348,026)	(312,534)	(285,876)	(244,429)
Supplies	(253,620)	(250,618)	(243,867)	(233,981)
Maintenance cost (services and materials)	(300,357)	(241,315)	(288,165)	(231,023)
Outsourcing services	(492,335)	(270,032)	(326,420)	(172,550)
Depreciation, amortization and depletion (Note 11 b)	(287,236)	(251,444)	(229,830)	(218,603)
Other (*)	(89,672)	(132,069)	(101,933)	(89,108)
	(3,162,413)	(2,663,327)	(2,390,672)	(2,032,709)

Classified as:
Cost of sales (Note 25)	(2,851,577)	(2,424,308)	(2,205,276)	(1,887,154)
Selling expenses (Note 25)	(201,250)	(132,345)	(109,267)	(68,204)
General and administrative expenses (Note 25)	(109,586)	(106,674)	(76,129)	(77,351)
	(3,162,413)	(2,663,327)	(2,390,672)	(2,032,709)

(*) Includes increase/reduction in finished goods and work in process, and sundry expenses of the group of plant administrative expenses (DAP).

23.   OTHER OPERATING INCOME (EXPENSES)

		Consolidated		Parent Company
	3/31/2013	3/31/2012	3/31/2013	3/31/2012
Other operating income
Lawsuit indemnities/wins	610	457	538	460
Rentals and leases	200	856	200	856
Reversal of provisions		1,171		25,011
Other income	3,446	2,986	2,780	1,602
	4,256	5,470	3,518	27,929

Other operating expenses
Taxes and fees	(4,203)	(7,088)	(2,697)
Provisions for tax, social security, labor, civil and environmental for contingencies, net of reversals	(17,940)	(23,837)	(19,737)	(16,703)
Contractual nondeductible fines	(10,058)	(6,854)	(9,889)	(8,799)
Depreciation of unused equipment (Note 11 b)	(7,037)	(3,219)	(6,785)	(2,982)
Residual value of write-offn long-lived assets (Note 11)	(1,832)	(794)
Inventory impairment losses/reversals (Note 7)	391	(6,908)		(6,515)
Expenses on studies and project engineering	(16,538)	(13,607)	(16,330)	(12,968)
Pension plan expenses		(17,389)		(16,243)
Healthcare plan expenses (Note 27 e)	(7,759)	(7,786)	(7,759)	(7,776)
Amortization of purchaseprice allocation - business combination	(7,026)	(23,840)
Other expenses	(26,898)	(2,926)	(15,330)	(23,614)
	(98,900)	(114,248)	(78,527)	(95,600)
Other operating income (expenses), net	(94,644)	(108,778)	(75,009)	(67,671)

24.   FINANCE INCOME (COSTS)

		Consolidated		Parent Company
	3/31/2013	3/31/2012	3/31/2013	3/31/2012
Finance income
Related parties (Note 19 b and c)	61		20,080	5,520
Income from short-term investments	28,291	53,648	2,286	6,088
Other income	9,468	43,717	2,667	35,179
	37,820	97,365	25,033	46,787
Finance costs
Borrowings and financing - foreign currency	(166,685)	(150,086)	(16,574)	(21,729)
Borrowings and financing - local currency	(328,360)	(437,307)	(251,211)	(339,851)
Related parties (Note 19 b)	(101,701)	(98,424)	(366,172)	(354,245)
Capitalized interest (Notes 11 and 31)	116,774	102,526	71,320	67,011
Losses on derivatives (*)	(2,363)	(3,519)	(1,197)	(3,519)
Interest, fines and late payment charges	(6,408)	(47,217)	(4,857)	(45,053)
Other finance costs	(47,675)	(36,996)	(37,794)	(27,276)
	(536,418)	(671,023)	(606,485)	(724,662)
Inflation adjustment and exchange gains (losses), net
Inflation adjustments	(23,132)	(9,359)	(9,894)	2,721
Exchange differences	(13,786)	(37,371)	126,107	173,925
Exchange gains (losses) on derivatives (*)	8,233	(18,276)
	(28,685)	(65,006)	116,213	176,646

Finance income (costs), net	(527,283)	(638,664)	(465,239)	(501,229)

(*) Statement of gains and losses on derivative transactions
Dollar to real swap	(633)	(11,532)
Euro to dollar swap	5,396	(5,423)
Yen to dollar swap	(8)	(28)
Dollar to euro swap	3,478	(1,293)
	8,233	(18,276)
Libor to CDI swap	(1,197)	(3,519)	(1,197)	(3,519)
Fixed rate to CDI swap	(1,166)
	(2,363)	(3,519)	(1,197)	(3,519)
	5,870	(21,795)	(1,197)	(3,519)

25.   SEGMENT INFORMATION

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

•                     Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic packaging and galvanized steel, with operations in Brazil, the United States, Portugal and Germany. This segment supplies the following markets: construction, steel packaging for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic packaging.

Overseas, Lusosider, which is based in Portugal, also produces metal sheets, as well as galvanized steel. CSN LLC in the U.S.A. meets local market needs by supplying cold rolled and galvanized steel.  In January 2012, CSN acquired Stahlwerk Thüringen (SWT), a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction and has an installed production capacity of 1.1 million metric tons of steel/year.

For 2013, it is slated to begin production of long steel products. The initial production slated, of 500,000 metric tons per year, will consolidate the company as a source of complete construction solutions, complementing its portfolio of products with high added value in the steel chain.

•                     Mining

This segment encompasses the activities of iron ore and tin mining. The high–quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, that produces high quality iron ore, as well as the jointly controlled entity Nacional Minérios S.A. (Namisa), which has its own mines, also of excellent quality, and also sells third-party iron ore. Furthermore, CSN controls Estanho de Rondônia S.A. (ERSA), a company that has both tin mining and casting units.

CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•                     Logistics

i. Railroad

 CSN has equity interests in two railroad companies: MRS Logística S.A., in which we share control which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and our controlled subsidiary Transnordestina Logística S.A., which operates the former Northeast Network of RFFSA in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are based on the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill is carried by MRS, as is part of the steel produced by CSN for the domestic market and for export.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista (or Cosipa) and Gerdau Açominas.  Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro. Its volumes of cargo carried account for approximately 28% of the total volume carried by the Southeast railroad system.

b) Transnordestina Logística

Together, CSN and the federal government are making investments for implementation of the Transnordestina Project for construction of around 1,728 km of new lines. The work on this project further includes complementing and renewing part of the infrastructure (or lines) of the concession held by Transnordestina Logística, which will be expanded from the nearly 2,600 kilometers of track presently operating to around 4,300 kilometers.

Transnordestina Logística S.A. has a 30-year concession granted in 1998 to operate the Northeastern Brazil railroad system. This railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.  Moreover, it links up the main ports in the region, thus providing an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

The project underway will increase the transportation capacity of Transnordestina Logística 20-fold, bringing it up the level of the most modern railroads in the entire world.

With its new configuration, Transnordestina will become the best logistics option for export of grains through the Pecém and Suape ports, as well as other solid bulk cargos such as iron ore from the Northeast Region, playing an important role in the region’s development.

ii. Ports

The Port logistics segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship-owners. Its installed capacity exceeds that of most other Brazilian terminals. It has excellent depths of 14.5 meters in the mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil, at present with capacity for handling 480 thousand containers and 30 million metric tons per year of bulk cargo.

•       Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental to its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds of 17.9% of the capital; and a thermoelectric co-generation Central Unit with rated capacity of 238 MW, which has been operating at the UPV since 1999. For fuel the Central Unit uses the residual gases produced by the steel mill itself. Through these three power generation assets, CSN obtains total rated capacity of 430 MW.

•       Cement

The cement division consolidates the cement production, distribution and sales operations, which use the slag produced by the Volta Redonda plant’s blast furnaces.  In 2011, the clinker used in cement production was acquired from third parties; however, at the end of 2011, with the completion of the first stage of the Arcos Clinker plant, MG, this plant already supplied the milling needs of CSN Cimentos in Volta Redonda.

The information presented to Management regarding the performance of each business segment is generally derived directly from the accounting records, combined with some intercompany allocations.

•       Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

•       Profit per segment

As explained in Note 3, beginning 2013, the Company no longer consolidates jointly controlled entities Namisa, MRS and CBSI.

For segment information preparation and presentation purposes, Management decided to maintain the proportionate consolidation of the jointly controlled entities, as historically presented. For purposes of reconciliation of the consolidated profit or loss, the amounts of these companies were eliminated in the column “Corporate expenses/elimination”.

								3/31/2013
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Metric tons (thou.) - (not reviewed) (*)	1,550,397	3,258,560				455,791
Net revenues
Domestic market	2,313,402	87,340	39,487	225,072	46,607	97,877	(217,804)	2,591,981
Foreign market	633,906	659,411					(243,315)	1,050,002
Total net revenue (Note 21)	2,947,308	746,751	39,487	225,072	46,607	97,877	(461,119)	3,641,983
Cost of sales and services (Note 22)	(2,455,764)	(453,991)	(20,781)	(170,553)	(40,813)	(67,429)	357,754	(2,851,577)
Gross profit	491,544	292,760	18,706	54,519	5,794	30,448	(103,365)	790,406
General and administrative expenses (Note 22)	(157,890)	(17,211)	(5,522)	(22,233)	(4,980)	(14,076)	(88,924)	(310,836)
Depreciation (Note 11 b)	193,932	50,904	1,749	30,754	4,259	7,498	(1,860)	287,236
Proportional EBITDA of jointly controlled entities							135,118	135,118
Adjusted EBITDA	527,586	326,453	14,933	63,040	5,073	23,870	(59,031)	901,924

								3/31/2013
Sales by geographic area	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Asia	8,656	484,133						492,789
North America	148,674							148,674
Latin America	30,531							30,531
Europe	434,781	175,278						610,059
Other	11,264						(243,315)	(232,051)
Foreign market	633,906	659,411					(243,315)	1,050,002
Domestic market	2,313,402	87,340	39,487	225,072	46,607	97,877	(217,804)	2,591,981
TOTAL	2,947,308	746,751	39,487	225,072	46,607	97,877	(461,119)	3,641,983

								3/31/2012
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Metric tons (thou.) - (not reviewed) (*)	1,304,205	5,215,831				465,742
Net revenues
Domestic market	1,935,455	143,532	32,615	248,268	54,748	86,751	36,831	2,538,200
Foreign market	463,678	987,200					(553,594)	897,284
Total net revenue (Note 21)	2,399,133	1,130,732	32,615	248,268	54,748	86,751	(516,763)	3,435,484
Cost of sales and services (Note 22)	(2,005,711)	(574,179)	(20,092)	(175,050)	(32,344)	(65,390)	448,458	(2,424,308)
Gross profit	393,422	556,553	12,523	73,218	22,404	21,361	(68,305)	1,011,176
General and administrative expenses (Note 22)	(115,635)	(13,229)	(5,013)	(21,647)	(5,575)	(18,851)	(59,069)	(239,019)
Depreciation (Note 11 b)	188,043	46,321	1,543	36,134	4,377	5,352	(30,326)	251,444
Proportional EBITDA of jointly controlled entities							89,898	89,898
Adjusted EBITDA	465,830	589,645	9,053	87,705	21,206	7,862	(67,802)	1,113,499

								3/31/2012
Sales by geographic area	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Asia		747,250						747,250
North America	130,710							130,710
Latin America	34,532							34,532
Europe	293,454	239,950						533,404
Other	4,982						(553,594)	(548,612)
Foreign market	463,678	987,200					(553,594)	897,284
Domestic market	1,935,455	143,532	32,615	248,268	54,748	86,751	36,831	2,538,200
TOTAL	2,399,133	1,130,732	32,615	248,268	54,748	86,751	(516,763)	3,435,484

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

Adjusted EBITDA is the tool based on which the chief operating decision maker measures segment performance and the capacity to generate recurring operating cash, and consists of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, share of profits of investments, and other operating income (expenses). Even though it is an indicator used in segment performance measurements, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities. As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices.

		Consolidated
	3/31/2013	3/31/2012
Profit for the period	16,316	92,635
Depreciation (Note 11 b)	287,236	251,444
Income tax and social contribution (Note 9)	(141,978)	(32,128)
Finance income (Note 24)	527,283	638,664
EBITDA	688,857	950,615
Other operating income (expenses) (Note 23)	94,644	108,778
Share of profits (losses) of investees	(16,695)	(35,792)
Proportional EBITDA of jointly controlled entities	135,118	89,898
Adjusted EBITDA (*)	901,924	1,113,499

(*) The Company discloses its adjusted EBITDA net of its share of profits of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

26.   EARNINGS PER SHARE (EPS)

Basic earnings per share:

Basic earnings per share have been calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

		Consolidated		Parent Company
	3/31/2013	3/31/2012	3/31/2013	3/31/2012
	Common shares		Common shares
Profit for the period
Attributed to owners of the Company	27,326	110,694	27,326	110,694
Weighted average number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and diluted EPS	0.01874	0.07592	0.01874	0.07592

27.   EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), which is a private non-profit pension fund established in July 1960. The members of CBS are employees—and former employees—of the Company and some subsidiaries that joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is comprised of a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, presided over by the president of the pension fund and made up of ten members, six chosen by CSN in its capacity as main sponsor of CBS and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan. Employees hired after that date were only entitled to join the new Mixed Plan. In addition, all active employees who were participants of the old defined benefit plans had the opportunity to switch to the new Mixed Plan.

As of March 31, 2013 CBS has 33,358 participants (33,037 as of December 31, 2012), of whom 18,631 were active contributors (18,262 as of December 31, 2012), 9,565 were retired employees (9,587 as of December 31, 2012), and 5,162 were associated beneficiaries (5,188 as of December 31, 2012). Out of the total participants as of March 31, 2013, 13,295 belonged to the defined benefit plan, 18,502 to the mixed plan, and 1,561 to the CBSPrev Namisa plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government bonds), federal securities indexed to inflation, shares, loans and real estate. As of March 31, 2013 CBS held 12,788,231 common shares of CSN (12,788,231 common shares as of December 31, 2012). The total plan assets of the entity amounted to R$4.2  billion as of March 31, 2013 (R$4.3  billion as of December 31, 2012). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

a.             Description of the pension plans

Plan covering 35% of average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees sick pay to participants on Official Social Security leaves of absence and further ensures payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when the new supplementary plan based on average salary took effect.

Supplementary average salary plan

This plan began on November 1, 1977 and is a defined benefit plan, aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage for the benefits of sick pay, death and pension. This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the fund generating the benefit (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan.

CBSPrev Namisa plan

This plan began on January 6, 2012 and is a defined contribution plan, with a small portion of defined benefit. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) a percentage of up to 25% in a bullet payment and the remaining balance through a monthly income through a percentage applied to the fund generating the benefit, or (b) receive only a monthly income through a percentage applied to the fund generating the benefit.

b.             Investment policy

The investment policy establishes the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities, based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

The investment plan is reviewed annually and approved by the Decision-Making Board considering a 5-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3792/09 published by the National Monetary Council (“CMN”).

c.             Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the interim financial statements pursuant to CPC 33 (R1) and IAS 19 Employee Benefits.

				Consolidated
	3/31/2013	12/31/2012	3/31/2013	12/31/2012
	Actuarial asset (*)		Actuarial liability
Pension plan benefits	93,546	93,546	17,939	17,939
Post-employment healthcare benefits			547,652	547,652
	93,546	93,546	565,591	565,591

(*) Beginning 2012, the Company elected to recognize in its balance sheet the asset and the balancing items thereto resulting from the actuarial valuation of surplus plans, in accordance with paragraph 65  of CPC 33 (R1) and IAS 19 Employee Benefits.

The reconciliation of employee benefits’ assets and liabilities is as follows:

12/31/2012
Present value of defined benefit obligations	2,666,261
Fair value of plan assets	(2,923,483)
Deficit/(surplus)	(257,222)
Restriction to actuarial assets due to recovery limitation	181,615
Liabilities/(assets), net	(75,607)
Liabilities	17,939
Assets	(93,546)
Net liabilities/(assets) recognized in the balance sheet	(75,607)

Changes in the present value of defined benefit obligation during 2012 are as follows:

12/31/2012
Present value of obligations at the beginning of the year	2,153,649
Cost of services	5,801
Interest cost	215,850
Benefits paid	(193,563)
Actuarial loss/(gain)	484,524
Present value of obligations at the end of the year	2,666,261

Changes in the fair values of plan assets during 2012 are as follows:

12/31/2012
Fair value of assets at the beginning of the year	(2,384,450)
Expected return on plan assets	(272,406)
Sponsors' contributions	(3,797)
Benefits paid	193,563
Actuarial gains/(losses)	(456,393)
Fair value of assets at the end of the year	(2,923,483)

The amounts recognized in the income statement for the year ended December 31, 2012 are comprised as follows:

12/31/2012
Cost of current services	5,801
Interest cost	215,850
Expected return on plan assets	(272,406)
Sponsors' contributions transferred in prior year	(3,797)
(54,552)
Total unrecognized costs (income) (*)	(37,477)
Total costs/(income) recognized in the income statement	(17,075)
Total costs (revenue), net	(54,552)

(*) Effect of the limit of paragraph 58 (b) of CPC 33 (R1) and IAS 19 Employee Benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

Changes in actuarial gains and losses in 2012 are as follows:

12/31/2012
Actuarial (gains) and losses	28,131
Restriction due to recovery limitation	6,688
34,819
Actuarial (gains) and losses recognized in other comprehensive income	(2,657)
Unrecognized actuarial (gains) and losses (*)	37,476
Total cost of actuarial (gains) and losses	34,819

(*) The actuarial loss results from the fluctuation in the investments that form CBS’s asset portfolio.

The history of actuarial gains and losses is as follows:

	12/31/2012	12/31/2011	12/31/2010	12/31/2009	'1/1/2009
Present value of defined benefit obligations	2,666,261	2,153,649	1,982,556	1,731,767	(1,415,029)
Fair value of plan assets	(2,923,483)	(2,384,450)	(2,316,018)	(2,160,158)	1,396,350
Deficit/(surplus)	(257,222)	(230,801)	(333,462)	(428,391)	(18,679)
Experience adjustments to plan obligations	484,524	141,674	225,341	287,146
Experience adjustments to plan assets	456,393	(81,038)	40,669	664,341

The main actuarial assumptions used were as follows:

12/31/2012
Actuarial financing method	Projected unit credit
Functional currency	Real (R$)
Recognition of plan assets	Fair value
Amount used as estimate of equity at the end of the year	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded
Nominal discount rate	9.31%
Inflation rate	5.00%
Nominal salary increase rate	6.05%
Nominal benefit increase rate	5.00%
Rate of return on investments (*)	9.31%
General mortality table	AT 2000 segregated by gender
Disability table	Mercer Disability with probabilities multiplied by 2
Disability mortality table	Winklevoss - 1%
Turnover table	Millennium plan 3% p.a., nil for DB plans
Retirement age	100% on first date he/shed becomes eligible for programmed retirement benefit under plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees retiring at the age of 65, as shown below:

12/31/2012
Longevity at age of 65 for current participants
Male	19.55
Female	22.17
Longevity at age of 65 for current participants who are 40
Male	19.55
Female	22.17

Allocation of plan assets:

		12/31/2012
Variable income	110,668	3.79%
Fixed income	2,631,187	90.00%
Real estate	118,739	4.06%
Other	62,889	2.15%
Total	2,923,483	100.00%

The actual return on plan assets was R$728,800  as of December 31, 2012.

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Certificates of Interbank Deposit (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the defined benefit plans, there were no expenses for the quarter ended March 31, 2013 (R$17,389 for the quarter ended March 31, 2012).

For the mixed supplementary pension plan, which has defined contribution components, the expense for the quarter ended March 31, 2013 was R$6,954 (R$6,587 for the quarter ended March 31, 2012).

For the defined contribution plan CBSPrev Namisa, the expense for the quarter ended March 31, 2013 was R$317.

d.             Expected contributions

Expected contributions of R$3,291  will be paid to defined benefits plans in 2013.

For the mixed supplementary pension plan, which has defined contribution components, expected contributions of R$27,980 will be paid in 2013.

e.             Post-employment health care plan

Refer to a healthcare plan created on December 1, 1996 exclusively for retired former employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their related dependents. Since then, the healthcare plan does not allow the inclusion of new beneficiaries.  The plan is sponsored by CSN and administered by Caixa Beneficente dos Empregados da Cia. Siderúrgica Nacional – CBS.

The amounts recognized in the balance sheet were determined as follows:

	3/31/2013	12/31/2012
Present value of obligations	547,652	547,652
Liabilities	547,652	547,652

The reconciliation of liabilities for healthcare benefits is as follows:

12/31/2012
Actuarial liabilities at the beginning of the year	457,377
Interest on actuarial obligation	45,967
Sponsors' contributions transferred in prior year	(32,874)
Recognition of (gain)/loss for the year	77,182
Actuarial liabilities at the end of the year	547,652

For the post-employment healthcare benefit plan, the expense for the quarter ended March 31, 2013 was R$7,759 (R$7,786 for the quarter ended March 31, 2012).

The actuarial gains and losses recognized in shareholders' equity are as follows:

12/31/2012
Actuarial loss on obligation	77,182
Loss recognized in shareholders' equity	77,182

The history of actuarial gains and losses is as follows:

	12/31/2012	12/31/2011	12/31/2010	12/31/2009	1/1/2009
Present value of defined benefit obligation	547,652	457,377	367,839	317,145	(296,608)
Deficit/(surplus)	547,652	457,377	367,839	317,145	(296,608)
Experience adjustments to plan obligations	77,182	84,575	48,301	17,232	9,023

The impact on a one-percent change in the assumed trend rate of the healthcare cost is as follows:

	12/31/2012
	Increase	Reduction
Effect on total cost of current service and finance cost
Effect on defined benefit obligation	54,292	(46,668)

The actuarial assumptions used for calculating postemployment healthcare benefits were:

12/31/2012
Biometrics
General mortality table	AT 2000 segregated by gender
Turnover	n/a
Household	Actual household

Financial
Actuarial nominal discount rate	9.31%
Inflation	5.00%
Nominal increase in medical cost based on age	5.53% - 8.15%
Nominal medical costs growth rate	8.15%
Average medical cost	345.61

28.   GUARANTEES

The Company is liable for guarantees for its subsidiaries and jointly controlled entities, as follows:

	Currency	Maturities	Loans		Tax foreclosure		Other		Total
			3/31/2013	12/31/2012	3/31/2013	12/31/2012	3/31/2013	12/31/2012	3/31/2013	12/31/2012
Transnordestina	R$	Up to 5/08/2028 and indefinite	1,744,274	1,626,509	20,600	1,800	4,866	4,866	1,769,740	1,633,175

CSN Cimentos	R$	Up to 11/18/2014 and indefinite			25,403	25,403	42,397	42,397	67,800	67,800

Prada	R$	Up to 2/07/2014 and indefinite			10,133	10,133	21,616	21,616	31,749	31,749

Itá Energética	R$	9/15/2013		7,326						7,326

CSN Energia	R$	Up to 12/30/2012 and indefinite			4,192	4,192			4,192	4,192

Congonhas Minérios	R$	5/21/2018	2,000,000	2,000,000					2,000,000	2,000,000

Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003

Total in R$			3,745,277	3,634,838	60,328	41,528	68,879	68,879	3,874,484	3,745,245

CSN Islands VIII	US$	12/16/2013	550,000	550,000					550,000	550,000

CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000

CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Total in US$			3,900,000	3,900,000					3,900,000	3,900,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Total in EUR			120,000	120,000					120,000	120,000
Total in R$			8,164,056	8,218,991					8,164,056	8,218,991
			11,909,333	11,853,829	60,328	41,528	68,879	68,879	12,038,540	11,964,236

29.   COMMITMENTS

a.             Take-or-pay contracts

As of March 31, 2013, the Company was a party to take-or-pay contracts as shown in the following table:

			Payments in the period
Contraparte	Type of service	Agreement terms and conditions	2012	2013	2013	2014	2015	2016	After 2016	Total
MRS Logística	Iron ore transportation.	Contractual clause providing for guaranteed revenue on railway freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	39,999	24,459	40,456	53,941	53,941	26,971		175,309

MRS Logística	Steel products transportation	Transportation of at least 80% of annual volume agreed with MRS.	18,113	15,937	49,137	65,516	65,516	27,298		207,467

MRS Logística	Iron ore, coke and coal transportation.	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.	269	18,689	99,578	132,770	132,770	132,770	1,316,637	1,814,525

FCA	Mining products transportation.	Transportation of at least 1,900,000 metric tons per year.		36	52,363					52,363

FCA	FCA railway transportation of clinker to CSN Cimentos.	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.	2,268	173	20,475	27,300	27,300	27,300	91,001	193,376

(*) ALL	Railway transportation of steel products.	Rail transportation of at least, 20,000 metric tons of steel products monthly, which can vary 10% up or down, originated at the Água Branca Terminal in São Paulo for CSN PR in Araucária, State of Paraná.	2,866	1,898						-

White Martins	Supply of gas (oxygen, nitrogen and argon).	CSN undertakers to buy at least 90% of the annual volume of gas contracted with White Martins.	29,828	19,356	20,419	27,226	27,226	27,226		102,097

(*) CEG Rio	Supply of natural gas	CSN undertakes to buy at least 70% of the monthly natural gas volume.	124,160	35,575	282,669					282,669

Vale S.A	Supply of iron ore pellets.	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	89,972	35,863	118,584	105,408				223,992

Compagás	Supply of natural gas.	CSN undertakes to buy at least 80% of the annual natural gas volume secured agreed with Compagás.	3,736	5,778	11,761	15,681	15,681	15,681	125,449	184,253

COPEL	Power supply.	CSN undertakers to buy at least 80% of the annual energy volume contracted with COPEL.		3,622	2,851	8,553	8,553	8,553	37,063	65,573

K&K Tecnologia	Processing of blast furnace sludge generated during pig iron production.	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge concentration plant.	2,154	1,904	5,305	7,074	7,074	7,074	51,285	77,812

Harsco Metals	Processing of slag generated during pig iron and steel production.	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN’s pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	11,005	9,861	22,500	15,000				37,500

Siemens	Manufacturing, repair, recovery and production of ingot casting machine units.	Siemens undertakes to manufacture, repair, recover and produce, in whole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produced steel plates.	10,555	9,607	8,081					8,081
(*) in renegotiation phase.
			334,925	182,758	734,179	458,469	338,061	272,873	1,621,435	3,425,017

b.             Concession agreements

Minimum future payments related to government concessions as of March 31, 2013 fall due according to the schedule set out in the following table:

Company
Concession	Type of service	2013	2014	2015	2016	After 2016	Total
MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	64,835	86,446	86,446	86,446	799,626	1,123,799

Transnordestina	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. This railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	5,228	5,228	5,228	5,228	54,456	75,368

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renewable for another 25 years.	158,453	185,771	185,771	185,771	1,114,626	1,830,392

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	17,879	23,838	23,838	23,838	214,546	303,939

		246,395	301,283	301,283	301,283	2,183,254	3,333,498

30.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Carrier’s Civil Liability, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

In 2012, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from June 30, 2012 to June 30, 2013.  Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$500,000,000 and covers the following units and subsidiaries of the Company:  Usina Presidente Vargas, Mineração Casa de Pedra, Mineração Arcos, CSN Paraná, CSN Porto Real, Terminal de Cargas Tecar, Terminal Tecon, Namisa and CSN Cimentos. CSN takes responsibility for a range of retention of US$300,000,000 in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of interim financial staements and, accordingly, were not reviewed by our independent auditors.

31.   ADDITIONAL INFORMATION TO CASH FLOWS

		Consolidated		Parent Company
	3/31/2013	3/31/2012	3/31/2013	3/31/2012
Deferred income tax and social contribution paid	9,295	873
Increase of PP&E with interest capitalization	116,774	102,526	71,320	67,011
	126,069	103,399	71,320	67,011

32.   EVENTS AFTER THE REPORTING PERIOD

•       Infraction notice - INEA

On April 9, 2013 the company received from the INEA (State Environmental Institute) Infraction Notice No. COGEFISEAI/00138575 (Proceeding No. E-07/002,4266/2013), under which it imposes as fine of R$35,000 for alleged soil and water contamination in the Volta Grande IV district, Volta Redonda, RJ.

The Company is assessing, with its legal counsel, the content of this notice and will take all the applicable legal actions to challenge it.

•       Issue of Export Credit Note

In April 2013, the Company contracted an Export Credit Note amounting to R$200,000 from Banco do Brasil, which will mature in April 2017. This NCE (export credit note) bears interest equivalent to 107% of the average CDI as released by CETIP. Interest will be paid semiannually, in April and October.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2013, which comprises the balance sheet as of March 31, 2013 and the related income statement, comprehensive income, changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1), applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2013 – CIA SIDERURGICA NACIONAL

Version: 1

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

Emphasis of matter

Restatement of corresponding amounts

As referred to in note 3 to the financial statements, due to the change in accounting policy related to application of the following accounting pronouncements: (i) IFRS 10 Consolidated Financial Statements, equivalent to CPC 36 (R3) - “Demonstrações Consolidadas”; (ii) IFRS 11 Joint Arrangements, equivalent to CPC 19 (R2) - "Negócios em Conjunto", the individual and consolidated corresponding figures relating to the balance sheet as of December 31, 2012, and the related interim financial information relating to income statement, comprehensive income, changes in equity, cash flows and value added (supplemental information) for the three months ended March 31, 2012, presented for comparative purposes, have been adjusted and are restated as required by CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors and CPC 26 (R1) - Presentation of Financial Statements. Our conclusion is not qualified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added, for the three-month period ended March 31, 2013, prepared under the responsibility of the Company's management, the presentation of which is required by the standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Interim Financial Information (ITR), and considered as supplemental information for IFRS that does not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Audit of consolidated financial statements for the opening balance as of January 1, 2012

The amounts for the opening balance as of January 1, 2012, presented for comparison purposes, restated as a result of the matters described in Note 3, which comprise the balance sheet, presented in that note, and a summary of significant accounting policies and other notes, for comparison purposes, were audited by other independent auditors, whose report, without qualification, was issued and dated on May 14, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information - March 31, 2013 – CIA SIDERURGICA NACIONAL

Version: 1

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 14, 2013

DELOITTE TOUCHE TOHMATSU	Roberto Wagner Promenzio
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 03, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.